

Policies and Procedures Established, Maintained, and Enforced by DBRS[1] to Address and Manage Conflicts of Interest:

DBRS Group of Companies[2]

- Anti-Bribery and Corruption Global Policy
- Avoiding Conflicts of Interest with Control Investors Global Procedure
- Business Code of Conduct
- Conflicts of Interest Global Policy
- Look-Back Review Global Procedure
- Outside Business Interests Global Procedure
- Personal Trading Global Policy
- SEC Rule 17g-5(a)(3) Global Procedure
- Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure
- Structured and Corporate Finance Structuring Prohibition Global Policy

Morningstar Credit Ratings, LLC

- Avoiding Conflicts of Interest with Control Investors Global Procedure
- Business Code of Conduct
- Look-Back Review Policy
- Outside Business Interests Global Procedure
- Personal Trading Global Policy
- Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure
- SEC Rule 17g-5(a)(3) Website Procedure
- Structured and Corporate Finance Structuring Prohibition Global Policy

---

[1] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, LLC ("MCR"), completed its acquisition of DBRS, Inc. ("DBRS"). At that time, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission ("SEC") as a nationally recognized statistical rating organization ("NRSRO"). DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar. On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on that date, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, in which capacity MCR operates today. Credit ratings determined by MCR on financial institutions (e.g., banks), corporate issuers and asset-backed securities on, before or after December 30, 2019 (and not previously withdrawn) are now deemed issued by DBRS in accordance with DBRS's Form NRSRO and, thereby, retain their status as NRSRO ratings.

[2] The DBRS Group of Companies is comprised of DBRS, Inc., DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH.



ANTI-BRIBERY AND CORRUPTION GLOBAL POLICY

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

DBRS is committed to undertaking business in an ethical manner and in accordance with applicable anti-bribery and corruption laws and regulations. As such, this Anti-Bribery and Corruption Global Policy ("Policy") defines the fundamental principles and risk-based approach that DBRS follows to prevent and mitigate risks associated with Bribery and Corruption.

This Policy applies to all DBRS Covered Personnel globally and extends to all DBRS business dealings and transactions in any country or region. This Policy should be read in conjunction with the Anti-Bribery and Corruption Global Procedure ("Procedure") as well as all other applicable DBRS policies and procedures. Terms capitalized throughout this Policy are defined either in the Procedure or the Glossary.

II.   Policy Statements

A. Overview
DBRS commits to protecting the business and reputation of the firm by establishing procedures to proactively identify risks and potential acts of Bribery and Corruption, as well as adapting systems and processes intended to prevent them from occurring.

B. Zero Tolerance
DBRS has zero tolerance towards Bribery and Corruption in any form, whether it be committed directly or indirectly through Agents and Third Parties, and has implemented a range of measures and procedures intended to prevent them from occurring.

Covered Personnel, its Agents and Third Parties are prohibited from:
- Soliciting, arranging or accepting bribes intended for the benefit of DBRS and/or their own benefit or that of their Immediate Family Members, friends, associates or acquaintances; and
- Offering, promising to, and/or giving a financial or other advantage to another entity or person to bring about the improper performance by such entity or person in order to secure a business advantage for DBRS.

AVOIDING CONFLICTS OF INTEREST WITH CONTROL INVESTORS GLOBAL PROCEDURE

Effective Date: June 1, 2020
Owner: Global Compliance
Applies to: All DBRS Morningstar[1] Covered Personnel[2]

I.   Purpose and Scope

DBRS Morningstar has developed the Avoiding Conflicts of Interest with Control Investors Global Procedure ("Procedure") in accordance with applicable regulations to establish measures reasonably designed so that DBRS Morningstar does not issue or maintain a credit rating related to its Control Investors or entities its Control Investors Control ("Control Investor Entities"). The Conflict of Interest group of the global Compliance team is responsible for implementing this Procedure.

This Procedure applies to all Covered Personnel globally and should be read in conjunction with the Employee Code of Conduct and other applicable policies and procedures in effect. Terms capitalized throughout this Procedure are defined herein or in the DBRS Glossary.

II.   Conflict Prevention Procedures

A. Business Development
During the process of securing a letter of engagement with an issuer, Business Development Personnel notifies the Chief Compliance Officer ("CCO") or Regional Compliance Officer ("RCO") if they become aware that a Control Investor maintains an ownership interest in the issuer.

B. Compliance
On a quarterly basis, Compliance reviews a list of Control Investor Entities derived from Morningstar, Inc.'s public disclosures and information provided by Morningstar, Inc.'s principal to confirm that DBRS Morningstar has not issued and does not maintain a credit rating related to its Control Investor or Control Investor Entities .

C. Covered Personnel
All Covered Personnel must notify their RCO or the CCO in the event they become aware of an instance where DBRS Morningstar currently rates, or is engaged to rate, an entity Controlled by, or a security issued by a Control Investor Entity.

III.   Conflict Resolution Procedures

DBRS Morningstar does not rate its Control Investors, any Control Investor Entity, or any securities issued

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

thereby. Furthermore, in the event it is determined that DBRS Morningstar rates, or is engaged to rate, a Control Investor Entity, or a security issued by such an entity, DBRS Morningstar will Discontinue-Withdraw the rating(s) in question, or withdraw from the engagement to provide such rating in a manner that minimizes disruption to the marketplace.

The CCO confers with Senior Management, the Board of Directors, and/or Legal Counsel as necessary to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action. DBRS Morningstar may seek exemptive relief from applicable regulatory requirements if DBRS Morningstar determines that such relief is in the best interest of users of DBRS Morningstar credit ratings or otherwise in the public interest. The results of this consultation are documented.

IV.   Appendix

A. Definitions

"Control" is defined as the power to direct the management or policies of a person. A person is presumed to control a corporation if the person directly or indirectly owns 10% or more of the voting securities or is a member of the Board of Directors of that corporation. A person is presumed to control a trust if the person is a trustee or managing agent of the trust. A person is not presumed to control an entity that is held in a portfolio of a third-party *(i.e.,* unaffiliated) fund in which the Control Investor has an ownership interest. However, if a Control Investor owns 10% or more of an unaffiliated fund, Compliance reviews the circumstances of that ownership to determine whether there is a potential conflict of interest.

"**Control Investor"** is defined as a person who, directly or indirectly, owns 10% or more of the outstanding shares of DBRS Morningstar.

June 2020

DBRS Business Code of Conduct



Contact Information

Brian Weiss
Global Chief Compliance Officer
Tel. +1 203 883 5848
brian.weiss@dbrsmorningstar.com

Table of Contents

Introduction	**4**
DBRS Credit Ratings	**4**
1. Quality and Integrity of the Credit Rating Process	**6**
2. DBRS Independence and Avoidance of Conflicts of Interest	**10**
A. General	10
B. DBRS Policies, Procedures, Controls and Disclosures	10
C. DBRS Analyst and Employee Independence	11
3. DBRS Responsibilities to the Investing Public and Issuers	**13**
A. Transparency and Timeliness of Ratings Disclosure	13
B. The Treatment of Confidential Information	15
4. Governance, Risk Management and Employee Training	**17**
5. Enforcement and Disclosure of the Code and Communication with Market Participants	**19**
Appendix I: Definitions	**20**
Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees	**22**

Introduction

The DBRS Business Code of Conduct (the Business Code) reflects DBRS's[1] (DBRS or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS implements global policies and procedures. DBRS also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, LLC (MCR), completed its acquisition of DBRS. DBRS and MCR are in the process of integrating their credit rating services under the brand name DBRS Morningstar. In furtherance of this integration, an Integration of Analytical Activities Global Procedure (Integration Procedure) was prepared by DBRS and MCR jointly and approved by each of the Methodology Review Committee of the DBRS Board and the Regulatory Governance Board of MCR on August 8, 2019. It provides for, among other things, an evaluation by DBRS and MCR of the relevant methodologies in use by either credit rating agency and for the selection of the methodologies to be used by DBRS and MCR. The application of the Integration Procedure in any particular sector may result in the selection of (a) an existing DBRS methodology or an existing MCR methodology or (b) a newly developed or updated methodology. Accordingly, DBRS and MCR may select, and DBRS may apply an existing MCR methodology to issue or monitor DBRS credit ratings. For certain asset classes, MCR and DBRS have selected, and DBRS has applied an existing MCR methodology to issue or monitor DBRS credit ratings, and it may do so with respect to other asset classes in the future. For more information regarding the Integration Procedure, see the sections titled "Description of Integration of DBRS and Morningstar Credit Ratings Methodologies" and "Overlapping Asset Classes" in Exhibit 2 of DBRS, Inc.'s Form NRSRO, available at www.dbrsmorningstar.com/regulatory.

In certain circumstances, DBRS also permits MCR analytical personnel to participate in the development, determination, approval or monitoring of certain DBRS ratings and the development or approval of certain methodologies, analytics and models used by DBRS, provided that the MCR analytical personnel have the appropriate knowledge and skill and are free from any actual or potential conflict of interests.

To the extent there is any conflict or inconsistency between this section and the descriptions otherwise contained in this Code, the text of this section shall prevail.

DBRS also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS standards of conduct to be followed by Covered Personnel and underpins DBRS's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not

---

1. The DBRS group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, and DBRS Ratings Limited (collectively, DBRS).

2. DBRS maintains, documents, and enforces the policies, procedures and controls it has established.

3. DBRS presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; and in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013 on CRAs (the CRA Regulation).

Introduction (Continued)

form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS Credit Ratings

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer), security, and/or obligation. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers, securities, and/or obligations can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk.

They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS uses a recovery rating scale that is disclosed in the methodology. The most current DBRS rating scales and definitions in effect are available at no charge on www.dbrsmorningstar.com.

---

4. As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

1. Quality and Integrity of the Rating Process

(1.1) DBRS credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS's rating Methodologies are published on the DBRS website and cover Issuers and obligations that DBRS rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS does not audit or verify any information it receives. If DBRS is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS can determine a credit rating for the security, DBRS refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated. In certain jurisdictions DBRS has also established policies and procedures for reviewing the historical performance of Analytical Personnel.

(1.9) DBRS maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS conducts business.

1. Quality and Integrity of the Rating Process (Continued)

(1.10) DBRS has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS operates.

DBRS assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Corporate industry and Structured Finance product group is headed by a member of DBRS Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS to provide timely credit ratings for all rated industry and product sectors, DBRS has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS policies and procedures. DBRS's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

1. Quality and Integrity of the Rating Process (Continued)

(1.17) DBRS has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS may develop a provisional rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS's credit ratings to pay for credit ratings or other services.

(1.22) DBRS, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS operates, DBRS has policies, procedures and controls designed so that Covered Personnel comply with the internal policies, procedures and codes as well as applicable laws and regulations. Among other things, Covered Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new Covered Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires Covered Personnel to acknowledge that they have read and understood the Business Code.

DBRS has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS global compliance program and oversee the development and adequacy of DBRS policies, procedures and codes.

1. Quality and Integrity of the Rating Process (Continued)

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the RCOs serve as the respective Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO), where applicable. The GCCO reports directly to the Boards of DBRS. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS policy or procedure to the GCCO or their RCO. DBRS allows matters to be reported on a confidential or anonymous basis. In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program.

DBRS prohibits retaliation against any Covered Personnel reporting a breach or complaint, even if turns out that there has been no actual violation. Retaliation would, in itself, be a breach and present grounds for disciplinary action.

2. DBRS Independence and Avoidance of Conflicts of Interest

A. General

(2.1) DBRS does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the DBRS website.

B. DBRS Policies, Procedures, Controls and Disclosures

(2.6) DBRS has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS credit rating methodologies or credit rating actions:

   a. *Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;*
   b. *Being paid by subscribers with a financial interest that could be affected by a DBRS credit rating action;*
   c. *Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS credit ratings;*
   d. *Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and*
   e. *Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS.*

DBRS will not rate an entity that is an Affiliate or Associate of DBRS or its Analytical Personnel. In addition, DBRS does not permit its Analytical Personnel to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

(2.8) DBRS discloses the general nature of its compensation arrangements with rated Issuers on the DBRS website. DBRS currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS receives 10% or more of its annual revenue from one of these sources, DBRS would disclose this information. DBRS also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS does not hold or transact in trading instruments presenting conflicts of interest with DBRS rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS, DBRS does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS Analyst and Employee Independence

(2.12) Reporting lines for DBRS Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.
   a. *Holds or transacts in a trading instrument issued by the rated Issuer or obligor;*
   b. *Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;*
   c. *Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;*

2. DBRS Independence and Avoidance of Conflicts of Interest (Continued)

d. *Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;*

e. *Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;*

f. *Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or*

g. *Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.*

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to DBRS Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS. All Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS policies and procedures. Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS. DBRS does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

3. DBRS Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

(3.1) DBRS provides information on the DBRS website to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS does not state or imply that its regulatory authorities endorse DBRS credit ratings and does not use its registration status to advertise the quality of DBRS credit ratings.

(3.2) DBRS publishes on the DBRS website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS determines its ratings. DBRS press releases, announcements and invitations to industry forums are disclosed on the DBRS website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the DBRS website. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS discloses the Credit Ratings Global Policy on the DBRS website, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS provides rationales to support each rating action.

(3.6) DBRS discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS clearly defines and consistently applies its rating symbols.

(3.8) DBRS is transparent about the manner in which each rating is determined.

(3.9) In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS. DBRS considers rating appeals on a case-by-case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.10) When DBRS publically discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

(3.12) The solicitation status of DBRS credit ratings is set at the issuer or transaction level, as applicable. Accordingly, the solicitation status of all DBRS credit ratings associated with a particular issuer or a transaction would typically be the same.

With respect to credit ratings issued by a DBRS entity located in the United States and Canada, DBRS unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such.

With respect to credit ratings issued by a DBRS entity located in the European Union (EU), DBRS unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

DBRS provides the required disclosures in respect of each unsolicited public credit rating in the relevant press release, presale report and/or rating report. DBRS also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, DBRS discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public ratings, DBRS indicates when the rating was last updated. DBRS references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the DBRS Morningstar website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.15) Generally, when DBRS issues a public rating on a Structured Finance product, DBRS provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS analysis and ratings. DBRS also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a rating, where applicable, DBRS explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS discontinues the monitoring a credit rating for a rated Issuer, DBRS either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the ratings, DBRS, where possible, publishes sufficient information about the historical default rates of DBRS rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS would explain this.

B. The Treatment of Confidential Information

(3.19) DBRS has adopted procedures and mechanisms to protect the Confidential and/or MNPI, including Confidential Information received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS and its Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS and its Covered Personnel:
    a. *Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS's credit rating activities, unless disclosure is required by applicable law or regulation;*
    b. *Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;*
    c. *Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS keeps the information confidential, unless disclosure is required by applicable law or regulation; or*
    d. *Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.*

(3.20) DBRS has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

3. DBRS Responsibilities to the Investing Public and Issuers (Continued)

(3.21) DBRS prohibits its Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS ratings business. Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) DBRS has established a Board of Directors for each jurisdiction in which it operates (DBRS Boards). Among other accountabilities, the DBRS Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS executive management directors, the DBRS Boards include INEDs. The composition of the DBRS Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS's policies regarding conflicts of interest.

DBRS does not issue a credit rating unless a majority of the members of the DBRS Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS does not issue a credit rating if a member of it DBRS Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS compensates the independent members of the DBRS Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS or its Affiliates.

As part of its governance structure, DBRS has also implemented a global Policy Review Group to review and approve all new and revised DBRS ratings and compliance policies and procedures.

(4.2) DBRS has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS's compliance with applicable legislation or its code of conduct. DBRS does not outsource the functions or duties of its compliance officer.

4. Governance, Risk Management and Employee Training (Continued)

(4.3) DBRS provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS codes of conduct; credit rating methodologies; DBRS's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS's policies and procedures for handling Confidential Information and/or MNPI.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS supports a Structured Finance Issuer disclosure regime; however, DBRS does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS believes that it is the obligation of the Issuer to provide this information. DBRS believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS does not publically disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS' risk management function is not completely independent of its internal audit function, as DBRS believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Board, permitting each DBRS Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the DBRS Morningstar website.

Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means DBRS Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, approval, or discontinuation/withdrawal of Methodologies used in determining credit ratings.

AFFILIATE

An Affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with DBRS or an Analytical Person, Associate means,

(a) *Any company of which DBRS or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,*

(b) *Any partner of DBRS or an Analytical Person,*

(c) *Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or*

(d) *Any immediate family member of an Analytical Person who resides in the same home as that person.*

CONFIDENTIAL INFORMATION

DBRS defines Confidential Information to include:

(a) *Data and information DBRS receives from or on behalf of an issuer or entity in connection with DBRS's business which DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.*

(b) *Data and information with respect to a pending DBRS credit opinions that has not yet been publicly disclosed.*

(c) *Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").*

COVERED PERSONNEL

Covered Personnel means all full-time or part-time DBRS employees, interns, co-ops, contractors and consultants. This includes Analytical and Non-Analytical Personnel.

DBRS MANAGEMENT

DBRS Management means those members of DBRS Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS business. Certain DBRS Management are also DBRS officers and directors.

IMMEDIATE FAMILY MEMBER

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on a DBRS Analytical Person.

Appendix I: Definitions (Continued)

ISSUER

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

MATERIAL NON-PUBLIC INFORMATION (MNPI)

DBRS defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

(a) *If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or*

(b) *There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.*

NON-ANALYTICAL PERSONNEL

Non-Analytical Personnel means all DBRS Personnel not categorized as Analytical Personnel.

RATING COMMITTEE

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

SECURITIES

Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding DBRS — Submissions by Non-Employees

DBRS has established a procedure so that any complaints received from external parties regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS in writing, as follows:

DBRS Global Chief Compliance Officer
140 Broadway, 43rd floor
New York, New York 10005
United States
creditcompliance@dbrsmorningstar.com
ratingagency.morningstar.com/MCR/regulatory/Submit-Complaint

Complaints may also be submitted to Morningstar, Inc., via the website (www.integrity-helpline.com/morn.jsp) or the Ethics hotline (800-555-8316).

The GCCO directs any complaint(s) regarding the NRSROs to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.

MORNINGSTAR | DBRS



CONFLICTS OF INTEREST GLOBAL POLICY

Effective Date: **December 1, 2017**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

DBRS has established this Conflicts of Interest Global Policy ("Policy") to manage conflicts of interest that may arise in its credit rating activities. This Policy applies to all Covered Personnel and should be read in conjunction with the DBRS policies and procedures that address conflicts of interest, which are listed in the Appendix of this Policy. Terms capitalized are defined herein or within the Glossary.

II.   Policy

DBRS issues credit ratings that are based solely on an independent evaluation of the credit risk and merits of the rated entity, issuer, asset pool, security or instrument rated. DBRS recognizes the importance of its Analytical Personnel to be objective and independent with respect to its rating activities and the potential and perceived conflicts arising from payment DBRS may receive for ratings, subscriptions, or other services, and associations and interactions persons associated with DBRS may have with issuers, rated entities, investors or other parties acting on their behalf.

Accordingly, DBRS maintains policies, procedures, and other internal controls to identify conflicts of interest, whether actual, potential, or perceived, and addresses and manages such conflicts, including by eliminating prohibited conflicts or managing and/or disclosing such conflicts that are not prohibited.

The following principles underpin all of DBRS's conflicts of interest policies and procedures:

A. All Covered Personnel must not influence or seek to influence an Analytical Personnel's determination or approval of a credit rating, or development or approval of any Methodology, or policy or procedure that governs DBRS rating process used in determining a credit rating with any Improper Considerations.

B. Non-Analytical Personnel may not participate in the determination or approval of a credit rating or development or approval of any Methodology used in determining a credit rating, and Sales and Marketing Personnel may not participate in the development or approval of any procedure used in determining a credit rating, including by attempting to influence such determination, development, or approval with Improper Considerations.

C. Analytical Personnel must, where possible, avoid situations or interests that may cause them to be, or appear to be, conflicted by Improper Considerations. Analytical Personnel who are conflicted by Improper Considerations may not participate in the determination or approval of a credit rating or in the development or approval of any procedure or Methodology used in determining a credit rating, for which they are conflicted.

III. Appendix

A. Related DBRS policies and procedures that address conflicts of interest:
1. Anti-Bribery and Corruption Global Policy
2. Anti-Bribery and Corruption Global Procedure
3. Avoiding Conflicts of Interest for Control Investors Global Procedure
4. Business Code of Conduct
5. Corporate and Structured Finance Rating Committee Global Policy
6. Corporate Finance Rating Committee Global Procedure
7. Corporate Finance Structuring Prohibition Global Guidance
8. Employee Code of Conduct
9. Media Relations Global Procedure
10. Outside Business Interests Global Procedure
11. Personal Trading Global Policy
12. Personal Trading Global Procedure
13. Reporting Complaints Global Procedure
14. Separation of Analytics from Commercial Considerations and Gifts, Benefits and Entertainment Global Procedure
15. Structured and Corporate Finance Structuring Prohibition Global Policy
16. Structured Finance and Corporate Finance Pricing Global Procedure
17. Structured Finance and Covered Bonds Rating Committee Global Procedure
18. Structured Finance Structuring Prohibition Global Guidance

---



LOOK-BACK REVIEW GLOBAL PROCEDURE

Effective Date: **March 31, 2019**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I. Purpose and Scope

The Look-Back Review Global Procedure ("Procedure") is designed in line with applicable regulations to identify and manage potential conflicts of interest. The Procedure establishes processes to address situations in which certain DBRS Covered Personnel terminate their employment with DBRS and subsequently become employed by a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument. This Procedure covers both preliminary assessments and Look-Back Reviews and is applicable to Analytical Personnel and transition reports covering Analytical Personnel and their supervisors, and members of Senior Management. Terms capitalized throughout this Procedure are defined herein or in the Glossary.

II. Preliminary Assessment and Look-Back Review Process

When an Analytical Person terminates his or her employment with DBRS, DBRS conducts a preliminary assessment to determine if a Look-Back Review is required. If the Analytical Person goes to work for a DBRS-rated entity or the issuer, underwriter or sponsor of a DBRS-rated security or money-market instrument **and** the Analytical Person participated in any capacity in determining a rating involving such entity, security or instrument during the Review Period prior to leaving DBRS, a Look-Back Review is conducted to determine whether the Analytical Person had a conflict of interest that influenced the credit rating. Otherwise, a Look-Back Review is not required.

III. Roles and Responsibilities Relating to Preliminary Assessments and Look-Back Reviews

A. Human Resources ("HR")
Upon being notified of the Employment Termination of an Analytical Person, HR notifies the Regional Compliance Officer ("RCO") in writing, as soon as practicable, of the Analytical Person's Employment Termination and, if known, the identity of the new employer.

B. Compliance
Upon receiving notification of an Analytical Person's Employment Termination and related information, the RCO promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.



a. **Preliminary Assessment**
1. The RCO first tries to determine the Analytical Person's new employer by interviewing HR, the departing Analytical Person's management team, or by other reasonable means.
2. The RCO then determines whether DBRS maintains a rating on the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer.
    I. If the answer is *no,* the RCO promptly documents that fact, and a Look-Back Review is not required.
    II. If the answer is *yes,* the RCO contacts the Analytical Person's Group Managing Director ("GMD"), Managing Director ("MD"), Team Leader, or other appropriate person, to determine whether, during the Review Period, the departing Analytical Person participated in any capacity in determining the rating of or related to the new employer.
        a. If the RCO determines that the departing Analytical Person *did not,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact, and a Look-Back Review is not required.
        b. If the RCO determines that the departing Analytical Person *did,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact and institutes a Look-Back Review as described below.
3. The RCO then checks that documentation of the preliminary assessment includes:
    I. Name of Analytical Person;
    II. Date of Employment Termination;
    III. Name of new employer; and
    IV. As applicable, the date it was determined that:
        a. DBRS does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;
        b. The departing Analytical Person did not, during the Review Period, participate in determining a rating on or related to the new employer; or
        c. A Look-Back Review is required.

b. **Look-Back Review**
1. The RCO shall institute and oversee the Look-Back Review to check it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the RCO shall update the supporting records, as appropriate.
2. In all cases where the RCO recommends remedial action as a result of a Look-Back Review, the RCO shall notify the Board of Directors. This can be done through the quarterly compliance report to the Board of Directors or otherwise as deemed appropriate. The RCO also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

C. Group Managing Director/Managing Director/Team Leader ("Reviewer"):

The Reviewer is responsible for:

1. Notifying HR when an Analytical Person terminates his or her employment with DBRS.
2. Providing information requested by Compliance (e.g., determining the role a departing Analytical Person played in the rating of the entity or instrument related to the new employer).
3. Managing the entire review process under the oversight of the RCO.
4. Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the Analytical Person's involvement in the rating process; review the subject rating file(s); interview members of the subject rating committee; and make such other inquiries as the circumstances warrant. An Analytical Person's conflict of interest is deemed to have influenced a rating if, absent the conflict of interest, DBRS would have issued a different rating.
    I. If the Reviewer determines that the rating *was not* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination, and the review process ceases.
    II. If the Reviewer determines that the rating *was* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.
5. Convene a rating committee to determine whether the credit rating must be revised.
6. Depending on the decision of the rating committee, either:
    I. Issue a press release that confirms the subject public credit rating and includes the following:
        a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
        b. A description of the nature of the conflict of interest;
        c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
        d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
        e. If relevant, a description of the impact the conflict had on the prior rating action(s).

OR

    II. Issue a press release that revises the subject public credit rating and that includes the following:
        a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
        b. A description of the nature of the conflict of interest;
        c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
        d. If relevant, a description of the impact the conflict had on the prior rating action(s).

OR



III.   Provide notice to the requesting party either confirming or revising the subject private credit rating. Each notice should be disseminated to the requesting party using the same means that were employed to serve the rating letter or rating report associated with the rating, and contain the information set forth in Section C.6.I or C.6.II, above, depending on whether the private rating is confirmed or revised.

7. If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implications designation. With respect to each such public rating, DBRS publishes a press release announcing the relevant rating action, and with respect to each such private rating, DBRS notifies the party requesting the relevant rating (either by way of a private rating letter or otherwise) of the relevant rating action, indicating the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest. The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in Section C.6 should be made.

IV.   NRSRO Transition Reports

Each DBRS entity that is subject to regulation as a Nationally Recognized Statistical Rating Organization ("NRSRO") must report to the US Securities and Exchange Commission ("SEC") all instances in which DBRS knows or can reasonably be expected to know that a person formerly associated with the NRSRO within the past five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which the NRSRO issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:
1. Members of Senior Management of the NRSRO;
2. Analytical Personnel of the NRSRO who participated in any capacity in determining credit ratings of or related to the new employer; and
3. Anyone who supervised a person described in Section IV. Subsection 2.

A.   Determining the Need for a Transition Report
In addition to supplying the RCO with information regarding the Employment Termination of an Analytical Person as described above, HR also notifies the Designated Compliance Officer ("DCO") of the Employment Termination of a member of Senior Management, Analytical Person or supervisor of the Analytical Person of the DBRS NRSRO, and provides information about the person's new employer, if known.

The DCO or his/her designee maintains a log of all members of Senior Management, Analytical Personnel and supervisors of Analytical Personnel who have terminated their employment with the NRSRO, including those persons as to whom a Look-Back Review was not required. This log includes the following information:
1. Person's name and title;
2. List of rating group(s) of which they were a member;
3. With regard to an Analytical Person, supervisor(s), MD(s) or GMD(s);
4. Start date with new employer and departure date of prior employer; or
5. List of post-DBRS employer(s).



On an annual basis, the DCO or his/her designee seeks to confirm the current employer of each member of Senior Management, Analytical Person and supervisor of the Analytical Person on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS issued an NRSRO credit rating during the past twelve (12) months. The details for a particular person are checked for a period of five (5) years after the end of that person's association with the NRSRO. The DCO or his/her designee may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an Analytical Person and his or her supervisors, the DCO or his/her designee also determines if the Analytical Person participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.

B. **Submitting NRSRO Transition Reports**

The DCO or his/her designee submits an employment transition report to the SEC when it is determined that:

1. A member of Senior Management, Analytical Person or supervisor of an Analytical Person has, within five (5) years of Employment Termination from the NRSRO, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS has issued an NRSRO rating;
2. DBRS has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and
3. In the case of an Analytical Person or his or her supervisors, the Analytical Person participated in any capacity in determining DBRS NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

V. Appendix

A. Definitions

"Designated Compliance Officer ('DCO')" means the Compliance Officer who has been designated with responsibility for the oversight of NRSRO activities.

"Employment Termination" means the end of employment or other association, regardless of whether it was instigated by DBRS or the Covered Person.

"Look-Back Review" means the post-employment examination of certain Analytical Personnel's rating activities in determining, approving or monitoring credit ratings, to determine whether DBRS ratings have been influenced by such persons' conflicts of interest.

"Regional Compliance Officer ('RCO')" means the Compliance Officer with primary responsibility over the DBRS entity that employed the Analytical Person subject to a Look-Back Review or preliminary assessment.



"Review Period" means a period of time preceding the Analytical Person's departure date which may be subject to a Look-Back Review. This period is the twelve (12) months preceding the date of the most recent rating action taken by the DBRS entity prior to the Analytical Person's departure date. In addition, for ratings issued or endorsed by DBRS Ratings GmbH and/or DBRS Ratings Limited, this period includes the twenty-four (24) months preceding the Analytical Person's departure date from the relevant DBRS entity.

OUTSIDE BUSINESS INTERESTS GLOBAL PROCEDURE

Effective Date: June 1, 2020
Owner: Global Compliance
Applies to: All DBRS Morningstar[1] Covered Personnel[2] and DBRS Board of Director Members[3]

I.   Purpose and Scope

This Outside Business Interests Global Procedure ("Procedure") outlines the controls DBRS Morningstar has implemented that are intended to prevent outside business interests of its Covered Personnel and Board members from interfering with their duties to DBRS Morningstar.

This Procedure applies to all Covered Personnel and Board members. This Procedure should be read on conjunction with the Conflicts of Interest Global Policy. Terms capitalized are defined herein or within the DBRS Glossary.

II.   Outside Business Interests Overview

For the purposes of this Procedure, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS Morningstar. It would be difficult to provide an exhaustive list of activities that could be considered outside business interests; however, such interests could include, but would not be limited to:

- External control relationships (*e.g.* director, chairman, company secretary, partnership)
- Other employment (*e.g.* second job, consultancy)
- Personal business (*e.g.* family run business)
- Equity stake (*e.g.* share of ownership in a private company)

The following sections explain the declaration ("Declaration") and approval processes, which includes consulting with Compliance before entering into, and declaring, a new outside business interest if guidance is needed, and address prohibitions and restrictions in further detail. An outside business interest will generally be approved if it is not expected to create a conflict with the duties and responsibilities of the individual to DBRS Morningstar or any legal, regulatory and internal policy requirements.

Individuals approved by Compliance to work outside of their capacities for DBRS Morningstar must avoid any circumstance that could affect the judgments they make as Covered Personnel and Board members or that could create the perception that the objectivity of DBRS Morningstar ratings may be compromised.

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.
[3] DBRS Board of Directors, as defined in the DBRS Glossary, are referred to as Board members herein.

III.   Declaration and Review and Approval Procedures

A. Declaration
All Covered Personnel and Board members must submit a declaration ("Declaration") regarding all outside business interests to Compliance through the designated DBRS Morningstar conflicts system ("conflicts system") as follows:
1. Initially upon joining DBRS Morningstar
2. On-going as they occur, which includes:
   a. Changes to previously declared and approved outside business interests
   b. Requests for new outside business interests
3. Annually as part of the Annual Statement of Understanding ("ASU") attestation
   a. The annual Declaration within the ASU supports a collective annual review and does not replace the need for on-going Declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

In limited circumstances, Compliance may permit a written Declaration to be provided as an alternative.

B. Review and Approval
Covered Personnel and Board members may consult the Chief Compliance Officer ("CCO") or the applicable Regional Compliance Officer ("RCO") before entering into a new outside business interest or with any questions regarding whether an outside business interest warrants Declaration.

Upon receipt of a Declaration, Compliance will review the Declaration to determine whether or not it will be approved. If consulted prior to submission of a Declaration, or upon receipt of a Declaration through the conflicts system, the CCO or RCO may consult with the relevant Covered Personnel's GMD, MD or Team Leader, if needed, to determine if there is an actual, potential or perceived conflict associated with the proposed outside business interest.

The conflicts system tracks approvals and denials. For greater clarity, even if verbal approval from Compliance for a new outside business interest is received, the relevant Covered Person or Board member is still required to make the Declaration in the conflicts system or in the manner which Compliance approves.

Compliance will notify the individual as to whether the Declaration has been approved or denied, with instructions on next steps, if applicable.

C. Morningstar, Inc. Code of Ethics – Approval Requirement
The Morningstar, Inc. Code of Ethics notes that, in some circumstances, the prior written approval of Morningstar, Inc.'s general counsel (or his or her designee) may be required before undertaking or accepting:
1. outside business or employment activity for which a Covered Person will be paid, including a second job, and any paid service to a not-for-profit organization, or

2. whether or not the Covered Person will be paid, any affiliation with another business as a director, officer, advisory board member, general partner, owner, consultant, holder of 5% or more of the business' equity interests, or any similar position or role.

This obligation may be met by obtaining approval of the outside business interest in accordance with section III.B, above.

IV. Prohibitions and Restrictions

A. Prohibitions
Covered Personnel and Board members must not solicit business or sell products or services from outside business interests to Morningstar, DBRS Morningstar or its Covered Personnel without the prior written approval of the CCO or the applicable RCO.

B. Restrictions
Subject to Section III herein, Covered Personnel and Board members are permitted to be engaged by estates, trusts, family businesses and religious, community-based and/or charitable organizations. However, they must never serve on investment committees for those organizations, provide investment advice or take part in investment decisions. Further, where such organizations are rated by DBRS Morningstar, Analytical Personnel must not take part in the determination or approval of such ratings.

V. Exceptions

There are no exceptions to the reporting of outside business interests. DBRS Morningstar acknowledges that some interests present significantly less risk (*e.g.* charity work, participation in residential management companies). However, such interests will still be subject to review and approval in accordance with this Procedure.



PERSONAL TRADING GLOBAL POLICY

Effective Date: **January 1, 2019**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

DBRS is committed to providing credit rating opinions that are objective and free from economic, political, business, or personal influences. As such, in accordance with applicable regulations[1] and the DBRS Employee Code of Conduct, DBRS has developed this Personal Trading Global Policy ("Policy") which requires all Covered Personnel to report information about their Covered Accounts and Reportable Securities holdings and transactions, and restricts the ability of certain Covered Personnel to purchase, sell or own Securities of an entity, Affiliated Entity(ies) or Related Third-Party(ies) that is subject to a DBRS credit rating.

This Policy applies to all DBRS Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Trading Procedure"), which describes the manner in which Covered Personnel are to comply with this Policy, the Confidential Information Global Policy ("CI Policy"), and the Restricted Securities List Global Procedure ("Restricted List Procedure"). Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III.   Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Covered Personnel.

A. Requirements

---

[1] SEC Rule 17g-5(b)(6) and (c)(2); CSA National Instrument 25-101, Appendix A Sections 3.14,3.15 and 4.19; and ESMA EC 1060/2009 and amended EC 462/2013, Annex 1 Section C 1 and 2 and Section B 3 and 4.



All Covered Personnel must:

1. Disclose their Covered Accounts and Reportable Securities holdings to DBRS;

2. Report changes to their Covered Accounts in a timely manner;

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Trading Procedure.

C. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS maintains a Restricted List of all entities that are subject to DBRS credit ratings, their Affiliated Entities and any Related Third Parties). All Covered Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Restricted List Procedure. Restrictions are applied based on a Covered Person's involvement in ratings activities and access to Confidential Information.

IV. Confidentiality

All information that DBRS obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

SEC RULE 17G-5(A)(3) GLOBAL PROCEDURE

Effective Date: March 31, 2020
Owner: Global Structured Finance and Global Corporate Finance
Applies to: All DBRS Covered Personnel

I.   Purpose and Scope

The SEC Rule 17g-5(a)(3) Global Procedure ("Procedure") outlines the steps DBRS takes pursuant to SEC Rule 17g-5(a)(3) ("the Rule") to manage the conflict of interest described in subsection (b)(9) of the Rule, namely, "issuing or maintaining a credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument." In this regard, the Procedure defines the scope of the Rule, identifies the point in the rating process when DBRS considers itself a Hired Nationally Recognized Statistical Rating Organization ("NRSRO") under the Rule, and outlines the steps that various parties within DBRS must complete.

This Procedure applies to Covered Personnel. Terms capitalized throughout the Procedure are defined herein or in the Glossary.

II.   Overview of Rule 17g-5(a)(3)

A. **Covered Products and Instruments**
   1. DBRS considers the following structured finance instruments to fall within the scope of the Rule:
      - Asset-backed securities
      - Asset-backed commercial paper ("ABCP")
      - Residential mortgage-backed securities ("RMBS")
      - Single and multi-tranched collateralized debt obligations ("CDOs") and credit default swaps ("CDSs") (except single-name CDSs)
      - Commercial mortgage-backed securities ("CMBS")
      - Multi-tranched insurance securitizations
      - Structured investment vehicles ("SIVs")
      - Repackaged instruments where any of the underlying assets is a structured finance instrument

   2. DBRS considers securities or instruments that are not issued by an asset pool or as part of any asset-backed securities transaction to fall outside the scope of the Rule. The following are among those securities or instruments that are considered out of scope:
      - Covered bonds or similar dual recourse securities
      - Government and mortgage agency financings (*e.g*., Fannie Mae, Canada Housing and Mortgage Corporation ("CMHC"))
      - Derivative product companies ("DPCs")
      - Corporate/whole business securitizations
      - Project financings/infrastructure financings
      - Enhanced equipment trust certificates

- First mortgage bonds
- Split shares
- Bond funds

3. For purposes of this Procedure, a rating action taken on the structured finance instruments deemed to fall within the scope of the Rule as described in Section II(A)(1), above, is a rating action with respect to both public and private credit ratings.

III.   Additional Areas Considered Out of Scope

A. **Investor-paid Ratings**
   Transactions that are initiated by and paid for by an investor **do not** fall within the scope of the (b)(9) conflict subsection of the Rule and thus, are excluded from these procedures.

B. **Exemption for non-US transactions**
   An exemption for non-U.S. transactions applies if DBRS determines that (a) the issuer of the security or money market instrument is not a U.S. person (as defined in Rule 902K of Regulation S) and (b) DBRS has a reasonable basis to conclude that all offers and sales of the security or money market instrument by any issuer, sponsor, or underwriter linked to the security or money market instrument will occur outside the United States.[1]

C. **Composite ratings are outside the scope of Rule 17g-5(a)(3)**
   Composite ratings take into account various component factors as well as the rankings of a servicer or the ratings of providers of credit, liquidity or other support for the rating on the structured finance instrument. DBRS considers rankings or ratings of servicers or other support providers (referred to as composite ratings) that are the product of a separate engagement, unrelated to the terms or timing of any structured finance instrument and undertaken for independent purposes to fall outside the scope of the Rule.

IV.   DBRS as a Hired NRSRO

DBRS considers a rating engagement for a specific structured finance transaction to be initiated when the following conditions have been met:
A. DBRS and the arranger have a signed letter of engagement ("LOE"); or
B. An arranger has asked DBRS in writing to begin analyzing a transaction; the arranger has provided sufficient written information or documentation for the analytical process to begin; and DBRS has agreed to undertake the work.
   1. For purposes of this section, "sufficient written information or documentation" includes   the following:
      a. Pool tape to be analyzed for rating purposes;
      b. Written description of specific collateral characteristics to be analyzed for rating purposes;

---

[1] https://www.sec.gov/news/press-release/2019-145



      c.   Written description of the transaction terms to be analyzed such as a term sheet for rating purposes; and

      d.   Copy of offering circular (includes prior offering circulars for similar transactions when intended for the purposes of rating a specific transaction).

V.   Structured Finance Analyst and Business Development Responsibilities

A. Business Development team members are responsible for identifying whether a specific structured finance transaction is subject to the Rule, subject in certain cases with a confirmation from the applicable Regional Compliance Officer. Business Development may also speak to the Team Leader, Managing Director or Group Managing Director, in accordance with DBRS policies and procedures to assist with the determination that a specific structured finance transaction is subject to the Rule.

B. Once DBRS determines that a rating engagement for a specific structured finance transaction covered by the Rule has been initiated, a Business Development team member must send an email to sec17g5@dbrsmorningstar.com identifying the name of the transaction, the type of the transaction, and the party who is engaging DBRS to issue the initial rating.

C. In view of the fact that communications between analysts and arrangers shall be subject to posting on the arrangers' websites, analysts must conduct all such communications in a manner that protects DBRS proprietary business information and that avoids any reputational harm to the firm.

D. Business Development team members or analysts should direct any additional questions regarding the Rule to sec17g5@dbrsmorningstar.com. In addition, any Covered Personnel who becomes aware that an arranger is not complying with its obligations under the Rule must promptly report this situation to Compliance.

E. Upon receipt of an email to the SEC Rule 17g-5 mailbox, Business Development shall obtain the Arranger Representations described below, unless the engagement is an exempt non-US transaction. The Arranger Representations may be part of a LOE or they may be placed in a stand-alone document.

F. Upon receipt of the Arranger Representations, Business Development shall update the DBRS password-protected Internet site (www.ratingsdisclosure.com) with the following information:

    1.   Identification of the type of security or money market instrument being rated;

    2.   The name of the issuer;

    3.   The date the rating process was initiated; and

    4.   The Internet website address where the issuer, sponsor or underwriter of the security or money market instrument providing the information relevant to the transaction can be accessed.

G. Business Development team members or analysts should promptly report to Compliance in the event they become aware that an arranger is not complying with its obligations under the Rule, or any other compliance issue with this rule arises.

VI.   Compliance and Global Technology Responsibilities

Compliance is primarily responsible for monitoring that the process outlined above is being adhered to and administered in a timely manner. In addition to this over-arching responsibility, Compliance also performs the following specific tasks as part of the DBRS 17g-5(a)(3) process:

    A. Fields requests, reviews certifications, and distributes identifications (IDs) and passwords to NRSROs allowing access to the DBRS password-protected Internet site;



B. Maintains NRSRO login IDs for one year before checking that they are deactivated;
C. Conducts analyst training on the Rule processes and procedures.
D. Receives, reviews and acts upon reports of non-compliance with the Arranger Representations; and
E. Maintains all required books and records relating to compliance with the Rule.

Global Technology is responsible for maintaining the DBRS password-protected Internet site. In addition, Global Technology generates all IDs and passwords for both NRSRO external access and internal site maintenance.

VII.   Arranger Responsibilities

If an arranger wants to obtain a rating on a structured finance instrument that is covered by the Rule, the arranger must provide written Arranger Representations to DBRS. The Arranger Representations may be part of the LOE or may be stated in a stand-alone document. The arranger must comply with the Arranger Representations as long as the structured finance instrument to which any credit rating applies is outstanding. The Arranger Representations are as follows:
A. The arranger will maintain an identified password-protected Internet website;
B. The arranger will provide access to its password-protected Internet website during the calendar year to any non-hired NRSRO that provides it with a copy of the certification described in the Rule;
C. The arranger will post on its password-protected Internet website all information for purposes of determining the initial credit rating and/or undertaking rating surveillance at the same time this information is provided to DBRS; and
D. The arranger will maintain the information it is required to make available on its password-protected Internet website in a manner indicating which information should be relied on to determine or monitor the credit rating.
E. The arranger will post on a password-protected Internet website, any executed Form ABS Due Diligence-15E containing information about the covered structured finance instrument delivered by a person employed to provide due diligence services with respect to the covered structured finance instrument.

VIII.   DBRS Responsibilities

A. DBRS is prohibited from issuing or maintaining a credit rating subject to the Rule unless it obtains the Arranger Representations in writing.
B. Once DBRS receives the Arranger Representations, DBRS posts on its password-protected Internet site the structured finance instrument(s) it has been hired to rate and the link to the arranger's password-protected Internet site for access by non-hired NRSROs.
C. DBRS must provide access to its password-protected Internet site to any other NRSRO that supplies DBRS with a copy of its 17g-5(e) certification for the current year.
D. If an arranger fails to comply with its Arranger Representations, DBRS is prohibited from issuing a credit rating for a structured finance instrument.
E. If DBRS becomes aware that the arranger is not complying with existing Arranger Representations, DBRS may discontinue-withdraw a previously assigned credit rating.



F. DBRS may also consider whether the arranger's conduct means that DBRS cannot reasonably rely on any aspect of the Arranger Representations with respect to other credit ratings of structured finance instruments that DBRS has already issued or is in the process of analyzing or determining at the behest of that arranger.



SEPARATION OF ANALYTICS FROM COMMERCIAL CONSIDERATIONS AND GIFT, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: **January 1, 2019**
Owner: **Global Compliance**
Applies to: **All DBRS Covered Personnel**

I.   Purpose and Scope

This Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to avoid commercial considerations from influencing credit rating activities.

This Procedure focuses on the following activities:
1. Transfer of Covered Personnel between analytical and non-analytical functions;
2. Fee Information and Fee Discussions;
3. Interaction with market participants, including meetings; and
4. Provision or receipt of gifts, benefits, and entertainment.

This Procedure applies to all Covered Personnel. Terms capitalized are defined herein or within the Glossary.

II.   Transfer of Covered Personnel between Analytical and Non-Analytical Functions

From time-to-time, Covered Personnel may transfer jobs to another function at DBRS such that they transfer from an Analytical to Non-Analytical role or vice-versa. The following steps should be followed when such a transfer will occur:
1. As early as is reasonably possible after the Covered Personnel's future manager ("Prospective Manager") and current manager determines that the Covered Personnel will transfer, the Prospective Manager contacts the Regional Compliance Officer to discuss the Covered Personnel's prospective transfer including job responsibilities and expected timing of transfer.
2. The Regional Compliance Officer evaluates the change in job responsibilities and expected timing and consults with the Covered Personnel's Prospective Manager to determine what safeguards are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest associated with the transfer. Such safeguards, at a minimum, include controls with respect to the transferring Covered Personnel's access rights to electronic tools and record retention repositories, securities trading restrictions, and any physical location changes that may be appropriate.
3. Depending on the facts and circumstances at the time of review, the Regional Compliance Officer determines whether any additional safeguards would be necessary. For example, a cooling off

period or certain restrictions regarding the types of activities that may be performed by the transferring Covered Personnel in his/her new role may be appropriate depending on the relevant facts and circumstances at the time of the transfer.

III. Fee Information and Fee Discussions

1. All Fee Discussions are handled by Non-Analytical Personnel. Analytical Personnel may not participate in Fee Discussions or seek information about such discussions.
2. Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit their input for what is the right amount of the fee, or ask Analytical Personnel to confirm fee amounts for accounts receivables purposes. Analytical Personnel may not seek Fee Information.
3. Non-Analytical Personnel are permitted to seek information from Analytical Personnel about the type of analytical work to be performed to develop an appropriate fee structure (e.g., complexity of the structure or entity to be rated, anticipated time and internal/external resources needed, or costs anticipated to be incurred, to complete a rating or ratings).

In the event that Analytical Personnel receive Fee Information, the following steps should be taken:
1. The Analytical Personnel recipient notifies their Regional Compliance Officer regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or other Covered Personnel, except Compliance. Compliance provides guidance on the appropriate next steps to be taken.
2. Business Development sends a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from participating in Commercial Discussions, including Fee Discussions, or having access to Fee Information, and to please contact Business Development Personnel with respect to such matters. With respect to Fee Information that is included in public filings, public tenders or transaction related documents, Compliance provides guidance to Business Development whether such a reminder is appropriate on a case-by-case basis.

IV. Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses; and
2. Summary billings and revenue numbers at a cost-center level.

V. Interaction with Market Participants

DBRS encourages both Non-Analytical and Analytical interaction with Market Participants. It is important that Analytical Personnel engage with such participants to educate them on DBRS's Methodologies and analytical capabilities, discuss industry, asset class and other related market information, and conduct any other discussions consistent with the Employee Code of Conduct regarding credit rating activities. Non-Analytical Personnel engage with such participants to secure business opportunities for DBRS. However,

DBRS recognizes that such interactions, if not appropriately conducted, can create opportunities for actual or potential conflicts of interest. Therefore, Covered Personnel should minimize opportunities for conflict(s) by observing the following principles and provisions.

1. General Principles

    Analytical and Non-Analytical Personnel are to observe the following restrictions during their interactions with Market Participants, whether at a scheduled meeting, conference, during a meal, while enjoying entertainment, a chance gathering, or during any other interaction.

Table 1

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may engage in Informational and Transparency Discussions but may not conduct Commercial Discussions.	Non-Analytical Personnel may engage in Commercial Discussions and provide a general description of DBRS's rating process and Methodologies. Non-Analytical Personnel may not discuss how DBRS analyzed or will analyze or rate an entity, security specific transaction or specifically identified series of transactions.

Example: When meeting with an issuer, Analytical Personnel (i.e. rating analysts) do not ask the issuer to engage DBRS to perform a rating on their behalf. While an analyst demonstrates to an issuer how a tool (e.g., iReports) is utilized by the analysts or can be used by the issuer, the analyst does not further ask the issuer to purchase or subscribe to the tool (if it is for sale) or to engage DBRS for ratings to obtain greater benefit from the tool.

Example: When meeting with an issuer, Non-Analytical Personnel (Business Development Personnel) may generally discuss DBRS's Methodologies in addition to the general steps and length of the rating process. However, Business Development may not apply the Methodology to a specific transaction or set of transactions.

2. Meetings with Market Participants Attended Jointly by Analytical and Non-Analytical Personnel
    a. Meetings with Market Participants attended jointly by Analytical and Non-Analytical Personnel are subject to the following restrictions:

Table 2

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may not be present for, and should excuse themselves from, any Fee Discussion or any discussion wherein there is any attempt to influence the Analytical Personnel's analytical perspective with Improper Considerations.	Non-Analytical Personnel attending a joint meeting to discuss a specific transaction or specific series of transactions may not participate in, or be present for, the Analytical Personnel's discussion of the rating analysis of the specific transaction(s), entity or issuer.

    b. In addition, if (1) the Non-Analytical Personnel attending the meeting jointly with Analytical Personnel are Sales and Marketing Personnel and (2) the meeting is planned in advance (versus, in the context of an informal, unplanned gathering, such as at a



conference) the meeting, including attendees, must be documented by the Sales and Marketing Personnel.

Example: If the sole purpose of the meeting is to discuss the terms of the engagement, Analytical Personnel do not attend the meeting. If the sole purpose of the meeting is to discuss DBRS's analysis of a transaction or series of transactions, Non-Analytical Personnel do not attend. If the purpose of the meeting is to discuss both analytical and non-analytical (commercial aspects) of the engagement, Covered Personnel excuse themselves from the portion of the discussion from which they are restricted from participating, per the above restrictions.

Example: Issuer contacts DBRS and asks to schedule a meeting with Business Development personnel and a rating analyst(s) to discuss a transaction. This is a planned meeting which requires the meeting to be documented.

Example: During a reception at a conference, a Non-Analytical Personnel (Business Development Person) and Analytical Personnel (rating analyst(s)), and a Market Participant run into each other and speak. This is not considered to be a meeting planned in advance and; therefore, it is not required to be documented.

3. Conferences/Symposiums/Speaking Engagements ("Conferences")
    a. Conferences are not "meetings." However, meetings can arise during or as a result of such Conferences. In this case, the principles described for meetings in Section V. 2 apply to such meetings.
    b. In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
        1. Unless fees are waived due to the Analytical Personnel's participation as a speaker, panelist, presenter, or the like, DBRS pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any third-party hosted receptions).
        2. Analytical Personnel may attend receptions, however, the Analytical Personnel may only attend receptions hosted by issuers or rated entities if such reception is also open to non-hosting attendees other than DBRS Covered Personnel.
        3. If Covered Personnel are invited to speak at these engagements, the Covered Personnel must comply with the Media Relations Global Procedure.

VI.   Gifts, Entertainment, and Other Benefits

1. DBRS acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for DBRS Covered Personnel. As such, DBRS prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.
2. DBRS does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.
3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of DBRS, a Covered Personnel's ability to give or receive gifts (directly or indirect, for example, acting through an

entity), entertainment, and other benefits to and from external parties is subject to the following general principles:

a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by DBRS, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.

b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.

c. It must not be likely to damage the business or professional reputation of DBRS.

d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.

e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.

f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by DBRS. In the event personal funds are used, such amount is submitted for reimbursement by DBRS in accordance with DBRS's expense reimbursement procedures.

g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 3 are declared to the Regional Compliance Officer who advises on appropriate remedial action, when necessary.

Table 3

Type of Benefit to/from Market Participant	Analytical Personnel	Immediate Family Members of Analytical Personnel	Non-Analytical Personnel
Gifts	a) May not solicit, receive, or accept Gifts from Market Participants. b) May not offer or give Gifts.	May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to DBRS.	May solicit and receive, and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer) via the Compliance Conflicts System.
Business Meals	a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement) b) May offer and pay for a Business Meal for an investor as long as that fact is	May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to DBRS.	a) May solicit and accept a Business Meal offered by a Market Participant. b) May offer and pay for a Business Meal for a Market Participant.

	documented in the expense description.		c) Should submit DBRS payment for a Business Meal attended jointly with Analytical Personnel.
Business Entertainment	a) May not solicit or attend Business Entertainment provided by Market Participants. b) May not offer or provide Business Entertainment to Market Participants. c) May attend DBRS-sponsored Business Entertainment so long as is appropriate for their role.	May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to DBRS.	a) May solicit and attend Business Entertainment provided by Market Participants. b) May offer and provide Business Entertainment to Market Participants. c) Should submit DBRS payment for Business Entertainment attended jointly with Analytical Personnel.

VII. Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the Regional Compliance Officer.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature. Email requests and approvals are recorded and maintained by Compliance in exception logs.

VIII. Appendix

A. Related DBRS policies and procedures that address conflicts of interest:
1. Anti-Bribery and Corruption Global Policy
2. Anti-Bribery and Corruption Global Procedure
3. Avoiding Conflicts of Interest for Control Investors Global Procedure
4. Business Code of Conduct
5. Conflicts of Interest Global Policy
6. Corporate and Structured Finance Rating Committee Global Policy



7. Corporate Finance Rating Committee Global Procedure
8. Corporate Finance Structuring Prohibition Global Guidance
9. Employee Code of Conduct
10. Media Relations Global Procedure
11. Outside Business Interests Global Procedure
12. Personal Trading Global Policy
13. Personal Trading Global Procedure
14. Reporting Complaints Global Procedure
15. Structured and Corporate Finance Structuring Prohibition Global Policy
16. Structured Finance and Corporate Finance Pricing Global Procedure
17. Structured Finance and Covered Bonds Rating Committee Global Procedure
18. Structured Finance Structuring Prohibition Global Guidance

STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

Effective Date: **June 1, 2020**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

II.   Structuring Prohibition

DBRS Morningstar prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

AVOIDING CONFLICTS OF INTEREST WITH CONTROL INVESTORS GLOBAL PROCEDURE

Effective Date: June 1, 2020
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

DBRS Morningstar has developed the Avoiding Conflicts of Interest with Control Investors Global Procedure ("Procedure") in accordance with applicable regulations to establish measures reasonably designed so that DBRS Morningstar does not issue or maintain a credit rating related to its Control Investors or entities its Control Investors Control ("Control Investor Entities"). The Conflict of Interest group of the global Compliance team is responsible for implementing this Procedure.

This Procedure applies to all Covered Personnel globally and should be read in conjunction with the Employee Code of Conduct and other applicable policies and procedures in effect. Terms capitalized throughout this Procedure are defined herein or in the DBRS Glossary.

II.   Conflict Prevention Procedures

A.   Business Development
During the process of securing a letter of engagement with an issuer, Business Development Personnel notifies the Chief Compliance Officer ("CCO") or Regional Compliance Officer ("RCO") if they become aware that a Control Investor maintains an ownership interest in the issuer.

B.   Compliance
On a quarterly basis, Compliance reviews a list of Control Investor Entities derived from Morningstar, Inc.'s public disclosures and information provided by Morningstar, Inc.'s principal to confirm that DBRS Morningstar has not issued and does not maintain a credit rating related to its Control Investor or Control Investor Entities .

C.   Covered Personnel
All Covered Personnel must notify their RCO or the CCO in the event they become aware of an instance where DBRS Morningstar currently rates, or is engaged to rate, an entity Controlled by, or a security issued by a Control Investor Entity.

III.   Conflict Resolution Procedures

DBRS Morningstar does not rate its Control Investors, any Control Investor Entity, or any securities issued

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

thereby. Furthermore, in the event it is determined that DBRS Morningstar rates, or is engaged to rate, a Control Investor Entity, or a security issued by such an entity, DBRS Morningstar will Discontinue-Withdraw the rating(s) in question, or withdraw from the engagement to provide such rating in a manner that minimizes disruption to the marketplace.

The CCO confers with Senior Management, the Board of Directors, and/or Legal Counsel as necessary to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action. DBRS Morningstar may seek exemptive relief from applicable regulatory requirements if DBRS Morningstar determines that such relief is in the best interest of users of DBRS Morningstar credit ratings or otherwise in the public interest. The results of this consultation are documented.

IV.   Appendix

A. Definitions

"Control" is defined as the power to direct the management or policies of a person. A person is presumed to control a corporation if the person directly or indirectly owns 10% or more of the voting securities or is a member of the Board of Directors of that corporation. A person is presumed to control a trust if the person is a trustee or managing agent of the trust. A person is not presumed to control an entity that is held in a portfolio of a third-party *(i.e.,* unaffiliated) fund in which the Control Investor has an ownership interest. However, if a Control Investor owns 10% or more of an unaffiliated fund, Compliance reviews the circumstances of that ownership to determine whether there is a potential conflict of interest.

"**Control Investor"** is defined as a person who, directly or indirectly, owns 10% or more of the outstanding shares of DBRS Morningstar.



Morningstar Credit Ratings, LLC (MCR)

Business Code of Conduct

Table of Contents

Introduction 2

1.   Quality and Integrity of the Credit Rating Process 2

2.   Independence and Avoidance of Conflicts of Interest..5

3.   Responsibilities to the Investing Public Issuers 8

4.   Disclosure of This Code 11

5.   IOSCO Code of Conduct Fundamentals 11

Introduction

Morningstar Credit Ratings, LLC (MCR)'s objective is to provide the most accurate and timely Credit Ratings and analytical information to its investor Clients and the capital markets. MCR is periodically evaluating its analytical criteria, financial Models, delivery systems and investment reports to determine ways to improve its processes, practices and products. Credit Ratings are not recommendations to purchase, sell or hold any Security.

MCR has developed this Business Code of Conduct (the Code) to align its policies and procedures with the Code of Conduct Fundamentals for Credit Rating Agencies, Technical Committee of the International Organization of Securities Commissions, December 2008 (the IOSCO Code).

MCR requires its Access Persons to comply with this Code and the Employee Code of Conduct. This Code is available on MCR's public website, at www.morningstarcreditratings.com, as part of Form NRSRO, Exhibits 5 and 3, respectively.

MCR strives to keep its rating and surveillance processes independent of conflicts of interest. Access Persons are directed and expected to put Clients' interests ahead of their own. MCR's management, analytical and technology teams, have always strived to earn Clients' trust. MCR holds its Access Persons to high standards for personal conduct, protection and use of Confidential Information, compliance with MCR's reporting and other internal procedures and compliance with applicable Securities laws, rules and regulations.

1. Quality and Integrity of the Credit Rating Process

A. Quality of the Rating Process

1.1 MCR shall adopt, implement and enforce written procedures to ensure that the opinions it disseminates are based on a thorough analysis of all information known to MCR that is relevant to its analysis according to its published rating methodologies.

1.2 MCR shall use rating criteria and methodologies that are rigorous, systematic, and where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.3 In assessing the creditworthiness of a Security, analysts involved in the preparation or review of any rating or surveillance thereof shall use methodologies established by MCR. Analysts should apply a given methodology in a consistent manner, as determined by MCR.

1.4 Credit Ratings shall be assigned by a vote of a rating committee comprised of analysts and not by any individual analyst. Ratings should reflect all information known, and believed to be relevant, to MCR, consistent with its published methodology.

1.5   MCR shall use analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied. The Standards of Experience section of the Standards of Training, Experience and Competence Policy has more details.

1.6   MCR shall maintain internal records to support its credit opinions in accordance with applicable law and MCR's Document Retention Policy.

1.7   MCR and its analysts shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

1.8   MCR should ensure that it devotes sufficient resources to carry out high-quality credit assessments for all Securities it rates. When deciding whether to rate or continue to rate an obligation or issuer, MCR should assess whether it is able to devote personnel with sufficient skill sets to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed to make such an assessment. MCR should adopt reasonable measures so that information it uses in assigning a rating is of sufficient quality to support a credible rating. If the rating involves a type of financial product presenting limited historical data (such as an innovative financial vehicle), MCR should make clear, in a prominent place, the limitations of the rating.

    1.8.1   MCR should establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MCR currently rates.

    1.8.2   MCR should establish and implement a rigorous and formal review function responsible for periodically reviewing the methodologies and Models and significant changes to the methodologies and Models it uses. Where feasible and appropriate for the size and scope of its Credit Ratings services this function should be independent of the business lines that are principally responsible for rating various classes of issuers and obligations. MCR is a smaller NRSRO, so an independent function may not be currently feasible.

    1.8.3   MCR should assess whether existing methodologies and Models for determining Credit Ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially. In cases where the complexity or structure of a new type of structured product or the lack of robust data about the assets underlying the structured product raise serious questions as to whether MCR can determine a credible Credit Rating for the Security, MCR may decide to refrain from issuing a Credit Rating.

1.9　MCR shall structure its rating teams to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

1.10　MCR should ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for ratings that clearly indicate that they do not entail ongoing surveillance, once a rating is published MCR will monitor on an ongoing basis and update the rating by:

   a. regularly reviewing the issuer's creditworthiness in accordance with MCR's policies, procedures, and methodologies for each asset class;

   b. initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a rating action (including termination of a rating), consistent with the applicable rating methodology; and

   c. updating on a timely basis the rating, as appropriate, based on the results of such review.

1.11　Where MCR makes its ratings available to the public, MCR shall publicly announce if it discontinues rating an issuer or obligation. Where MCR's ratings are provided only to its subscribers, MCR will announce to its current subscribers if it discontinues rating an issuer or obligation. In both cases, continuing publications by MCR shall indicate the date the rating was last updated and the fact that the rating is no longer being updated.

C. Integrity of the Rating Process

1.12　MCR and its Access Persons shall comply with all applicable laws, rules and regulations governing MCR's activities in each jurisdiction in which it operates.

1.13　MCR and its Access Persons shall deal fairly and honestly with issuers, investors, other market participants and the public.

1.14　Analysts shall be held to high standards of integrity. MCR will not employ individuals known by MCR to have questionable integrity.

1.15　MCR and its Access Persons shall not, either implicitly or explicitly, give issuers, investors and/or subscribers any assurance or guarantee of a particular rating prior to the determination of a rating by the rating committee. MCR may still provide prospective assessments for structured finance transactions.

   1.15.1　MCR analysts are prohibited from making proposals or recommendations regarding the design of structured finance products that MCR rates.

1.16 The DCO and the compliance department shall be responsible for reviewing MCR's and its Access Persons' compliance with the provisions of this Code and with applicable laws and regulations. The DCO's and the compliance department's reporting lines and compensation is independent from MCR's rating operations.

1.17 Upon becoming aware that another Access Person is or has engaged in conduct that is illegal, unethical or contrary to this Code or the Employee Code of Conduct, a Access Person should report such information immediately to the DCO, president or other officer of MCR or Morningstar, Inc., as applicable, so proper action may be taken. Any MCR officer who receives such report is obligated to take appropriate action, as determined by the laws and regulations in each jurisdiction in which MCR operates and the rules and guidelines set forth by MCR. MCR prohibits the retaliation by other Access Persons or by MCR against any employees who, in good faith, make such reports.

2. Independence and Avoidance of Conflicts of Interest

A. General

2.1 MCR and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 The determination of a Credit Rating should be influenced only by factors relevant to the credit assessment.

2.3 MCR shall not forbear or refrain from taking a rating action, if appropriate, based on the potential effect (economic, political, or otherwise) of the rating action on MCR, an issuer, an investor or other market participant.

2.4 Ratings assigned by MCR to a Security shall not be affected by the existence of or potential for a business relationship between MCR (or its affiliates) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship.

2.5 MCR shall ensure that its ancillary and other business operations do not present conflicts of interest with its Credit Rating business. MCR has procedures and mechanisms in place to identify, minimize the likelihood that conflicts of interest will arise.

B. MCR's Procedures and Policies

2.6 MCR has adopted and implemented written internal procedures and mechanisms to (1) identify, and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence opinions and analyses MCR makes or the judgment of its analysts. MCR's Form NRSRO discloses broadly such conflict avoidance and management measures.

2.7   When issuing or publishing a rating, MCR's disclosures of actual and potential conflicts of interest, if any, shall be complete, timely, clear, concise, specific and prominent.

2.8   MCR shall disclose the general nature of its compensation arrangements with rated entities.

   2.8.1   MCR's subscription ratings platforms are generally provided on an investor-paid basis, unless otherwise indicated in the applicable Ratings Report and/or subscription ratings platform. MCR's new issue ratings are generally provided on an issuer- or arranger-paid basis, unless otherwise indicated in the applicable Ratings Report.

   2.8.2   MCR shall disclose if it receives 10% or more of its annual revenue from a single issuer, originator, arranger, Client or subscriber (including any affiliates of that issuer, originator, arranger, Client or subscriber).

   2.8.3   MCR encourages structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other Credit Rating agencies can conduct their own analyses independently of the Credit Rating agencies contracted by the issuers and/or originators to provide a rating.

2.9   MCR and its Access Persons shall not engage in any Securities or derivatives trading presenting conflicts of interest with MCR's rating activities.

2.10   In instances where rated entities (e.g., governments) have, or are simultaneously pursuing, oversight functions related to MCR, MCR shall use different employees to conduct its rating actions than those employees involved in its oversight issues.

C.   Analyst Independence

2.11   Reporting lines for analysts and their compensation arrangements shall be structured to eliminate or effectively manage actual or potential conflicts of interest.

   2.11.1   An analyst shall not be compensated or evaluated on the basis of the amount of revenue that MCR derives from issuers that the analyst rates or with which the analyst regularly interacts.

   2.11.2   MCR shall conduct formal and periodic reviews of compensation policies and practices for credit analysts and other Access Persons who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of MCR's rating process.

2.12 Analytical Employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other Clients or potential Clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while Analytical Employees are present. Therefore, Analytical Employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales and Marketing Staff should not initiate fee discussions or negotiations of engagement terms or new business, with Analytical Employees present. Sales and Marketing Staff must ask such Analytical Employees to leave these meetings, calls, or other discussions before initiating any such discussions or negotiations.

2.13 No MCR Access Person shall participate in or otherwise influence the determination of MCR's rating of any particular entity or obligation if the Access Person:

   a. Owns the rated Security or derivatives of the rated Security, other than holdings in diversified collective investment schemes;

   b. Owns Securities or derivatives of any entity related to a rated entity, the ownership of which may cause or may be perceived as a causing a conflict of interest, other than holdings in diversified collective investment schemes;

   c. Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest. MCR generally considers this to be employment or a relationship within the previous six months or that is ongoing; or

   e. Has, or had, any other significant business relationship with the rated entity, or any related entity that may be perceived as causing a conflict of interest.

   In cases where an Access Person has an Immediate Family relationship who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the compliance department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The compliance department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The compliance department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

2.14 MCR's analysts and anyone involved in the rating process (or their Immediate Family) should not buy or sell or engage in any transaction in any Security or derivative based on a Security issued, guaranteed, or otherwise supported by any entity within such analyst's area of primary analytical responsibility, other than holdings in diversified collective investment schemes.

2.15 MCR Access Persons are prohibited from soliciting money, Gifts of favors from anyone with whom it does business and are prohibited from accepting Gifts offered in the form of cash or any Gifts exceeding the monetary values set forth in its procedures pertaining to Gifts, benefits and entertainment.

2.16 Subject to applicable law, any analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest shall disclose such relationship to the DCO, and if applicable, the analyst's manager and/or the human resources department of Morningstar, Inc.

2.17 MCR has adopted and implemented policies and procedures for reviewing the past work of analysts that leave the employ of MCR and join an obligor, issuer, underwriter, or sponsor of a Security for which MCR issued a Credit Rating during the 12-month period prior to such employment (or any affiliate of any such arranger, obligor, issuer, underwriter, or sponsor).

3. **Responsibilities to the Investing Public Issuers**

A. **Transparency and Timeliness of Ratings Disclosure**

3.1 MCR shall distribute in a timely manner its rating actions regarding the Securities it rates.

3.2 MCR shall publicly disclose its policies for distributing ratings, reports and updates.

3.3 MCR shall indicate with each of its rating reports when the rating was last updated.

3.4 MCR shall publish sufficient information about its analytical criteria and methodologies so investors and issuers can understand how MCR derives its ratings.

3.5 When issuing or revising a rating, MCR shall explain in its rating reports the key elements underlying the ratings opinion.

3.6 Where feasible and appropriate, prior to issuing or revising a rating, MCR shall inform the issuer of the critical information and principal considerations upon which a rating is based and, if appropriate, afford the issuer an opportunity to clarify any likely factual misperceptions or other matters that MCR would wish to be made aware of in order to produce an accurate rating. MCR shall duly evaluate the response. Generally, for MCR's subscription platforms the frequency of publications do not make it feasible or appropriate to afford the issuer the opportunity to review such information and considerations.

3.7 MCR shall conduct annual default and transition studies on its ratings. The findings from these studies will be made available in MCR's Form NRSRO.

3.8 Unsolicited Credit Ratings are ratings assigned by MCR without the full participation of issuers in the rating process. MCR reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if MCR believes there is a meaningful credit market or investor interest served by the publication of such a rating, and it has information MCR determines is necessary in accordance with its policies and procedures to support its analysis and surveillance. MCR will identify issues with Unsolicited Credit Ratings in accordance with its policies and procedures.

3.9 MCR will alert investors and issuers of any material modifications to its methodologies and significant practices, procedures, and processes on its website, at www.mornigstarcreditratings.com.

B. The Treatment of Confidential Information

In connection with this subsection B, Access Persons are reminded to also refer to applicable policies and procedures that relate to any or all of the following:

3.10 MCR and its Access Persons shall protect the confidential nature of information supplied by an issuer or its agent. MCR and its Access Persons shall refrain from disclosing Confidential Information in press releases, through research conferences, to future employers, conversations with investors, other issuers, other persons, or otherwise.

3.11 MCR shall use Confidential Information only for purposes related to its Credit Rating Activities or otherwise in accordance with any confidentiality agreement with an issuer, arranger or other Client.

3.12 Access Persons shall take all reasonable measures to protect all property and records belonging to or in possession of MCR from fraud, theft or misuse.

3.13 Access Persons shall not engage in transactions in Securities when they possess Confidential Information concerning the issuer of such Security.

3.14 Access Persons shall familiarize themselves with the internal Securities trading policies maintained by MCR, and are required to periodically certify their compliance as required by such policies.

3.15 Access Persons shall not selectively disclose any non-public information about rating actions or possible future rating actions, except to the issuer or its designated agents.

3.16 Access Persons shall not share Confidential Information entrusted to MCR with employees of any non-ratings businesses without the prior written consent of the issuer or its designated agents. Access Persons should not share Confidential Information within MCR except on an as needed basis.

3.17 MCR Access Persons shall not use or share Confidential Information for the purpose of trading Securities, or for any other purpose, except the conduct of MCR's business.

3.18 If laws or regulations now or in the future enacted require disclosure of any information to a regulatory authority or otherwise, Access Persons shall discuss such disclosure with the DCO and such he/she shall determine how to proceed with respect to such disclosure.

C. Prohibitions on Certain Unfair, Coercive or Abusive Practices

MCR Access Persons are prohibited from engaging in any of the following unfair, coercive, or abusive practices:

3.19 Conditioning or threatening to condition the issuance of a Credit Rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-Credit Rating assessment products, of MCR or any person associated with MCR;

3.20 Issuing, or offering or threatening to issue, a Credit Rating that is not determined in accordance with the MCR's established procedures and methodologies for determining Credit Ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the Credit Rating or any other service or product of MCR or any person associated with MCR;

3.21 Modifying, or offering or threatening to modify, a Credit Rating in a manner that is contrary to MCR's established procedures and methodologies for modifying Credit Ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the Credit Rating or any other service or product of MCR or any person associated with MCR; and

3.22 Issuing or threatening to issue a lower Credit Rating, lowering or threatening to lower an existing Credit Rating, refusing to issue a Credit Rating, or withdrawing or threatening to withdraw a Credit Rating, with respect to Securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed Securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by MCR, where such practice is engaged in by MCR for an anticompetitive purpose.

4. Disclosure of This Code

The president and the DCO shall be responsible for enforcing this Code and the related rating policies and procedures. Senior management of MCR is responsible for (i) keeping Access Persons who report to them informed of MCR's policies and procedures and (ii) enforcing MCR's policies and procedures among such Access Persons. The president and the DCO shall be responsible for communicating with market participants and the public about any questions, concerns or Complaints that MCR may receive regarding this Code and the related rating policies and procedures.

This Code and MCR's historical performance data can be found on the Regulatory Affairs tab of its website, www.morningstarcreditratings.com.

MCR's methodologies can be found on the Ratings/Surveillance tab of its website, www.morningstarcreditratings.com.

5. IOSCO Code of Conduct Fundamentals

MCR accepts and supports the principles of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. MCR believes that this Code is generally consistent with, adheres to the principles of, and accomplishes the objectives of, the IOSCO Code. This Code differs in some respects from the IOSCO Code in areas such as (i) the rating process code provisions in order to address MCR's investor-paid, subscription platforms, (ii) the treatment of rating assessments for structured finance transactions, (iii) certain publishing procedures, (iv) compliance with MCR's policies and procedures, and (v) continuous adherence to applicable Securities laws, rules and regulations.

This Code shall be considered in conjunction with other policies and procedures in effect as applicable.



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Look Back Reviews

Policy

In order to ensure that Morningstar Credit Ratings, LLC (MCR) provides objective and timely Credit Ratings, which are free from undue influence, MCR will conduct a look-back review of the Credit Ratings work of certain Access Persons. The look-back review is to be conducted with respect to an Access Person or former Access Person when MCR knows or can reasonably be expected to know that:

a. Such Access Person or former Access Person has or will obtain employment with any arranger, obligor, issuer, underwriter[1], or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period, which is defined as the 12-month period preceding the date a relevant Credit Rating Action was taken by the NRSRO prior to the respective Access Person's departure; and

b. Such Access Person participated in any capacity in determining Credit Ratings for such entity or such Security during the look-back period.

---

[1] For purposes of this policy, references to "underwriter" apply only to the lead underwriter who typically is MCR's primary point of contact.

Internal Procedures

1. Assessment on Whether or Not a Look-Back Review is Required

    a. An assessment on whether or not a look-back review is required will be conducted once the compliance department is notified of an Access Person's departure by the analytical group head (or his/her designee).

        i.   Upon receiving notification of an Access Person's departure, the compliance department will send a post-employment certification form for the departing Access Person to complete. For immediate terminations this form is sent to the individual's address of record post-termination.

        ii. The respective Access Person will identify, in writing to MCR, the name of the Access Person's new employer where applicable, the Access Person's title or position and job description with such new employer, and whether such new employer or any of its affiliates is an arranger, obligor, issuer, underwriter, or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period;

        iii. In addition, as part of the post-employment certification process, the Access Person will indicate whether or not he/she agrees to inform MCR in writing if such Access Person becomes employed by any other employer within the period of five years after the date of the termination of the Access Person's employment with MCR if such new employer or any of its affiliates is an arranger, obligor, issuer, underwriter, or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period;

        iv. The compliance department will review the post-employment certification form completed by the departing Access Person and perform an initial assessment on whether or not the look-back review is needed.

        v.   The analytical groups are responsible for providing a list to the compliance department setting forth all Credit Ratings that the Access Person has participated in any capacity in determining the Credit Ratings during the look-back period to assist with the assessment. The list shall also contain information on the Access Person's specific roles and other relevant information.

    b. Access Persons will be deemed to be participating in determining a Credit Rating, if during the look-back period:

        i.   the Access Person acted as the Primary/lead or secondary/backup Analyst with respect to the Covered Company;

        ii. the Access Person chaired or voted in the rating committee process with respect to the Covered Company; or

        iii. the Access Person participated in loan reviews, levels reviews and/or other pre-committee meetings where analytical decisions are made.

Conducting a Look-Back Review

Once the compliance department has determined that a look-back review is required, the compliance department will promptly form a look-back review committee to review the Credit Ratings work performed by the Access Person with respect to the respective arranger, obligor, issuer, underwriter, or sponsor of a Security rated by MCR or an entity subject to a Credit Rating of MCR during the look-back period.

    a.   The look-back review committee will consist of at least three persons, including at least one member of the compliance department and at least one senior analyst with chair rights. The analyst supervisor selected may not be the direct team or Primary/lead of the Access Person subject to the review during the look-back period and may not have been the secondary/backup analyst on the transactions reviewed by the analyst supervisor during the look-back review.

    b.   The look-back review committee will act by a majority of its members to determine whether any conflicts of interest of the Access Person influenced the rating and provide a report of its findings to the DCO, human resources, and the group head of the applicable analytical group.

    c.   The look-back review committee may consider the following items in its conflict of interest determination with respect to the Access Person:

        i.   Emails of the Access Person and email searches related to the applicable arranger, obligor, issuer, underwriter or sponsor of a Security during the applicable Look-back Period;

        ii.   Policy or procedural failures or exceptions initiated or granted to the Access Person with respect to the applicable arranger, obligor, issuer, underwriter or sponsor of a Security (for example, unsubstantiated diversions from Credit Ratings methodologies or criteria, or Credit Rating Actions without a quorum);

        iii.   The Credit Ratings Report and working files related to the Credit Rating determinations subject to the look-back review; and

        iv.   Comparisons of the Credit Ratings of the rated Securities or entity with applicable arranger, obligor, issuer, underwriter or sponsor of a Security subject to the look-back review to its peers to evaluate whether the rating analysis was consistent, particularly related to exceptions to the Credit Ratings methodology or criteria.

    d.   When the look-back committee determines that a conflict of interest existed, the look-back committee will require the analytical group that issued the Credit Rating to re-rate the transaction subject to the conflict, in accordance with MCR's methodology, criteria, policies and procedures.

Disclosures

Once the transaction is re-rated, MCR will promptly publish and/or distribute the updated Ratings Report or other publication including:

a. An explanation that the reason for the action is the discovery that a Credit Rating assigned to the arranger, obligor, issuer, underwriter, or sponsor of a Security in one or more prior rating actions was influenced by a conflict of interest, including a description of the nature of the conflict;

b. The date and associated Credit Rating of each prior Credit Rating Action that MCR has determined was influenced by the conflict, and

c. A description of the impact the conflict had on the prior rating actions.

If there is no change to the rating, the updated Ratings Report must include an explanation as to why no Credit Rating Action was taken to revise the Credit Rating notwithstanding the presence of the conflict of interest, in addition to disclosure items outlined in a-c directly above.

The re-rating process and publication of a new Ratings Report will take place as soon as reasonably possible after it is concluded that a revised Credit Rating is required. A reasonable amount of time is at least the amount of time it would typically take MCR to initially rate a similar transaction. Effective June 15, 2015, if the Credit Rating is not revised or affirmed within 15 calendar days of the date of the discovery that the Credit Rating was influenced by a conflict of interest, MCR must place the Credit Rating under review and include with the ratings publication the reason for the action is the discovery that the Credit Rating was influenced by a conflict of interest.

Procedures for Tracking Employment of Former Access Persons

The compliance department is responsible to track and document all post-employment activities of any former Access Person that was a senior officer, Credit Rating analyst or Credit Rating Analyst supervisor for a period of five years after their date of departure from MCR. The ongoing tracking shall consist of the following: The compliance department will conduct quarterly internet searches to verify the post-employment activities of certain former employees falling within scope of the monitoring. The annual conflict of interest questionnaire includes a list of certain former employees falling within scope of the monitoring and their post-employment activities. The questionnaire requests the analytical groups to provide any information that contradicts or supplements these records.

Procedures for Submitting an Employment Transition Report

Section 15E(h)(5) of the Securities Exchange Act of 1934 requires MCR to report to the Commission any situation in which a former Access Person obtains employment with any arranger, obligor, issuer, underwriter, or sponsor of a Security for which MCR issued a Credit Rating during the 12-month period prior to their new employment. MCR is required to submit an Employment Transition Report to the Commission indicating the following:

a. If the former Access Person was a senior officer of MCR;

b. participated in any capacity in determining Credit Ratings for a Covered Company; or

c. supervised an analyst that participated in any capacity in determining Credit Ratings for a Covered Company.

Upon receiving the Employment Transition Report, the Commission will make the information publicly available on their ETR Website. Employee Transition Reports submitted by other NRSROs can also be viewed.

Key Controls

Control Objective	Control Description	Control Owner(s)	Frequency	Business Units
To identify the potential conflict of interest arising from an Access Person has or will obtain employment with any arranger, obligor, issuer, underwriter or sponsor of a Security rated by Morningstar during the 12-month period prior to the rating.	A look-back review will be conducted with respect to an Access Person or former Access Person when MCR knows or can reasonably be expected to know that such Access Person or former Access Person has or will obtain employment with any arranger, obligor, issuer, underwriter or sponsor of a Security rated by Morningstar during the 12-month period prior to the respective Access Person's employment and that Access Person participated in determining Credit Ratings for such arranger, obligor, issuer, underwriter or sponsor for such a Security of a Security.	Compliance, Analytical Group Heads	Ad-hoc	All MCR Analytical Groups
To report actual or potential conflicts of interest.	Files an Employment Transition Report with the Commission where a person associated with MCR within the previous five years obtains employment with any arranger, obligor, issuer, underwriter, or sponsor of a Security for which the organization issued a Credit Rating during the 12-month period prior to such employment, if such employee - a) was a senior officer of such organization; b) participated in any capacity in determining Credit Ratings for such arranger, obligor, issuer, underwriter, or sponsor of a Security; or c) supervised an employee described in b).	Compliance	Ad-hoc	Compliance

To assess whether a departing analyst applied rating methodology correctly without any influence from the prospect of future employment.	A Look-Back Review Committee will review the Credit Ratings work performed by the analyst, analyst supervisor, or senior officer with respect to the respective obligor, issuer, underwriter or sponsor during the applicable look-back period.	Compliance, Analytical Group Heads	Ad-hoc	All MCR Analytical Groups
To assess whether a departing analyst applied rating methodology correctly without any influence from the prospect of future employment.	A new committee will redetermine any ratings for which a conflict of interest was detected.	Analytical Group Heads, Compliance	Ad-hoc	All MCR Analytical Groups

OUTSIDE BUSINESS INTERESTS GLOBAL PROCEDURE

Effective Date: **June 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2] and DBRS Board of Director Members[3]**

I.   Purpose and Scope

This Outside Business Interests Global Procedure ("Procedure") outlines the controls DBRS Morningstar has implemented that are intended to prevent outside business interests of its Covered Personnel and Board members from interfering with their duties to DBRS Morningstar.

This Procedure applies to all Covered Personnel and Board members. This Procedure should be read on conjunction with the Conflicts of Interest Global Policy. Terms capitalized are defined herein or within the DBRS Glossary.

II.   Outside Business Interests Overview

For the purposes of this Procedure, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS Morningstar. It would be difficult to provide an exhaustive list of activities that could be considered outside business interests; however, such interests could include, but would not be limited to:
- External control relationships (*e.g.* director, chairman, company secretary, partnership)
- Other employment (*e.g.* second job, consultancy)
- Personal business (*e.g.* family run business)
- Equity stake (*e.g.* share of ownership in a private company)

The following sections explain the declaration ("Declaration") and approval processes, which includes consulting with Compliance before entering into, and declaring, a new outside business interest if guidance is needed, and address prohibitions and restrictions in further detail. An outside business interest will generally be approved if it is not expected to create a conflict with the duties and responsibilities of the individual to DBRS Morningstar or any legal, regulatory and internal policy requirements.

Individuals approved by Compliance to work outside of their capacities for DBRS Morningstar must avoid any circumstance that could affect the judgments they make as Covered Personnel and Board members or that could create the perception that the objectivity of DBRS Morningstar ratings may be compromised.

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.
[3] DBRS Board of Directors, as defined in the DBRS Glossary, are referred to as Board members herein.

III.   Declaration and Review and Approval Procedures

A. Declaration
All Covered Personnel and Board members must submit a declaration ("Declaration") regarding all outside business interests to Compliance through the designated DBRS Morningstar conflicts system ("conflicts system") as follows:
1. Initially upon joining DBRS Morningstar
2. On-going as they occur, which includes:
    a. Changes to previously declared and approved outside business interests
    b. Requests for new outside business interests
3. Annually as part of the Annual Statement of Understanding ("ASU") attestation
    a. The annual Declaration within the ASU supports a collective annual review and does not replace the need for on-going Declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

In limited circumstances, Compliance may permit a written Declaration to be provided as an alternative.

B. Review and Approval
Covered Personnel and Board members may consult the Chief Compliance Officer ("CCO") or the applicable Regional Compliance Officer ("RCO") before entering into a new outside business interest or with any questions regarding whether an outside business interest warrants Declaration.

Upon receipt of a Declaration, Compliance will review the Declaration to determine whether or not it will be approved. If consulted prior to submission of a Declaration, or upon receipt of a Declaration through the conflicts system, the CCO or RCO may consult with the relevant Covered Personnel's GMD, MD or Team Leader, if needed, to determine if there is an actual, potential or perceived conflict associated with the proposed outside business interest.

The conflicts system tracks approvals and denials. For greater clarity, even if verbal approval from Compliance for a new outside business interest is received, the relevant Covered Person or Board member is still required to make the Declaration in the conflicts system or in the manner which Compliance approves.

Compliance will notify the individual as to whether the Declaration has been approved or denied, with instructions on next steps, if applicable.

C. Morningstar, Inc. Code of Ethics – Approval Requirement
The Morningstar, Inc. Code of Ethics notes that, in some circumstances, the prior written approval of Morningstar, Inc.'s general counsel (or his or her designee) may be required before undertaking or accepting:
1. outside business or employment activity for which a Covered Person will be paid, including a second job, and any paid service to a not-for-profit organization, or

2. whether or not the Covered Person will be paid, any affiliation with another business as a director, officer, advisory board member, general partner, owner, consultant, holder of 5% or more of the business' equity interests, or any similar position or role.

This obligation may be met by obtaining approval of the outside business interest in accordance with section III.B, above.

IV.   Prohibitions and Restrictions

A. Prohibitions
Covered Personnel and Board members must not solicit business or sell products or services from outside business interests to Morningstar, DBRS Morningstar or its Covered Personnel without the prior written approval of the CCO or the applicable RCO.

B. Restrictions
Subject to Section III herein, Covered Personnel and Board members are permitted to be engaged by estates, trusts, family businesses and religious, community-based and/or charitable organizations. However, they must never serve on investment committees for those organizations, provide investment advice or take part in investment decisions. Further, where such organizations are rated by DBRS Morningstar, Analytical Personnel must not take part in the determination or approval of such ratings.

V.   Exceptions

There are no exceptions to the reporting of outside business interests. DBRS Morningstar acknowledges that some interests present significantly less risk (*e.g.* charity work, participation in residential management companies). However, such interests will still be subject to review and approval in accordance with this Procedure.

PERSONAL TRADING GLOBAL POLICY

Effective Date: **January 2, 2020**
Owner: **Global Compliance**
Applies to: **All MCR Access Persons**

I.   Purpose and Scope

This Policy applies to all Access Persons, globally, and the Immediate Family Members of Analytical Staff. However, certain sections apply to Access Persons differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Trading Procedure"), which describes the manner in which Access Persons are to comply with this Policy Terms capitalized throughout this Policy are defined in the Personal Global Trading Procedure.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." Access Persons are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as described in the MCR Code of Ethics.

III.   Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Access Persons.

A. Requirements

All Access Persons must:

1. Disclose their Covered Accounts and Reportable Securities holdings to Compliance;

2. Report changes to their Covered Accounts in a timely manner;

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Access Persons are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Personal Trading Global Procedure.

C. Restricted List
In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS-Morningstar maintains a Restricted List of all entities that are subject to DBRS-Morningstar credit ratings, their Affiliated Entities and any Related Third Parties). All Access Persons are subject to certain restrictions pertaining to the Restricted List based on an Access Person's involvement in ratings activities and access to Confidential Information.

IV.   Confidentiality

All information that DBRS-Morningstar obtains pertaining to Access Persons in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

SEPARATION OF ANALYTICS FROM COMMERCIAL CONSIDERATIONS AND GIFT, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: **October 22, 2019**[1]
Owner: **Global Compliance**
Applies to: **All Morningstar Credit Ratings Access Persons**

I.   Purpose and Scope

This Separation of Analytics from Commercial Considerations and Gift, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to avoid commercial considerations from influencing credit rating activities.

This Procedure focuses on the following activities:
1.   Transfer of Covered Personnel between analytical and non-analytical functions;
2.   Fee Information and Fee Discussions;
3.   Interaction with market participants, including meetings; and
4.   Provision or receipt of gifts, benefits, and entertainment.

This Procedure applies to all Morningstar Credit Ratings ("MCR") Access Persons (collectively "Covered Personnel" herein).   Terms capitalized are defined herein or within the DBRS or MCR Glossary, as applicable.

II.   Transfer of Covered Personnel between Analytical and Non-Analytical Functions

From time-to-time, Covered Personnel may transfer jobs to another function at MCR such that they transfer from an Analytical[2] to Non-Analytical role or vice-versa. The following steps should be followed when such a transfer will occur:
1.   As early as is reasonably possible after the Covered Personnel's future manager ("Prospective Manager") and current manager determines that the Covered Personnel will transfer, the Prospective Manager contacts the Regional Compliance Officer to discuss the Covered Personnel's prospective transfer including job responsibilities and expected timing of transfer.
2.   The Regional Compliance Officer evaluates the change in job responsibilities and expected timing and consults with the Covered Personnel's Prospective Manager to determine what safeguards

---

[1] MCR adopted this Procedure as approved and in effect at DBRS (version effective January 1, 2019 DCN: 20181128-066).
 This Procedure will remain in effect during the Interim Period (as defined in the Integration of Analytical Activities Global Procedure) until such time as a joint DBRS Morningstar Procedure is approved and implemented.
[2] For purposes of this Procedure, any use of Analytical Personnel shall include MCR Access Persons.

are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest associated with the transfer. Such safeguards, at a minimum, include controls with respect to the transferring Covered Personnel's access rights to electronic tools and record retention repositories, securities trading restrictions, and any physical location changes that may be appropriate.

3. Depending on the facts and circumstances at the time of review, the Regional Compliance Officer determines whether any additional safeguards would be necessary. For example, a cooling off period or certain restrictions regarding the types of activities that may be performed by the transferring Covered Personnel in his/her new role may be appropriate depending on the relevant facts and circumstances at the time of the transfer.

III.   Fee Information and Fee Discussions

1. All Fee Discussions are handled by Non-Analytical Personnel. Analytical Personnel may not participate in Fee Discussions or seek information about such discussions.
2. Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit their input for what is the right amount of the fee, or ask Analytical Personnel to confirm fee amounts for accounts receivables purposes. Analytical Personnel may not seek Fee Information.
3. Non-Analytical Personnel are permitted to seek information from Analytical Personnel about the type of analytical work to be performed to develop an appropriate fee structure (e.g., complexity of the structure or entity to be rated, anticipated time and internal/external resources needed, or costs anticipated to be incurred, to complete a rating or ratings).

In the event that Analytical Personnel receive Fee Information, the following steps should be taken:
1. The Analytical Personnel recipient notifies their Regional Compliance Officer regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or other Covered Personnel, except Compliance. Compliance provides guidance on the appropriate next steps to be taken.
2. Business Development sends a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from participating in Commercial Discussions, including Fee Discussions, or having access to Fee Information, and to please contact Business Development Personnel with respect to such matters. With respect to Fee Information that is included in public filings, public tenders or transaction related documents, Compliance provides guidance to Business Development whether such a reminder is appropriate on a case-by-case basis.

IV.   Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses; and
2. Summary billings and revenue numbers at a cost-center level.

V. Interaction with Market Participants

MCR encourages both Non-Analytical and Analytical interaction with Market Participants. It is important that Analytical Personnel engage with such participants to educate them on MCR's Methodologies and analytical capabilities, discuss industry, asset class and other related market information, and conduct any other discussions consistent with the Employee Code of Conduct regarding credit rating activities. Non-Analytical Personnel engage with such participants to secure business opportunities for MCR. However, MCR recognizes that such interactions, if not appropriately conducted, can create opportunities for actual or potential conflicts of interest. Therefore, Covered Personnel should minimize opportunities for conflict(s) by observing the following principles and provisions.

1. General Principles
   Analytical and Non-Analytical Personnel are to observe the following restrictions during their interactions with Market Participants, whether at a scheduled meeting, conference, during a meal, while enjoying entertainment, a chance gathering, or during any other interaction.

Table 1

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may engage in Informational and Transparency Discussions but may not conduct Commercial Discussions.	Non-Analytical Personnel may engage in Commercial Discussions and provide a general description of DBRS's rating process and Methodologies. Non-Analytical Personnel may not discuss how MCR analyzed or will analyze or rate an entity, security specific transaction or specifically identified series of transactions.

Example: When meeting with an issuer, Analytical Personnel (i.e. rating analysts) do not ask the issuer to engage MCR to perform a rating on their behalf. While an analyst demonstrates to an issuer how a tool (e.g., iReports) is utilized by the analysts or can be used by the issuer, the analyst does not further ask the issuer to purchase or subscribe to the tool (if it is for sale) or to engage MCR for ratings to obtain greater benefit from the tool.

Example: When meeting with an issuer, Non-Analytical Personnel (Business Development Personnel) may generally discuss MCR's Methodologies in addition to the general steps and length of the rating process. However, Business Development may not apply the Methodology to a specific transaction or set of transactions.

2. Meetings with Market Participants Attended Jointly by Analytical and Non-Analytical Personnel
   a. Meetings with Market Participants attended jointly by Analytical and Non-Analytical Personnel are subject to the following restrictions:

Table 2

Analytical Personnel	Non-Analytical Personnel
Analytical Personnel may not be present for, and should excuse themselves from, any Fee Discussion or any discussion wherein there is	Non-Analytical Personnel attending a joint meeting to discuss a specific transaction or specific series of transactions may not participate in, or be present for,

any attempt to influence the Analytical Personnel's analytical perspective with Improper Considerations.	the Analytical Personnel's discussion of the rating analysis of the specific transaction(s), entity or issuer.

b. In addition, if (1) the Non-Analytical Personnel attending the meeting jointly with Analytical Personnel are Sales and Marketing Personnel and (2) the meeting is planned in advance (versus, in the context of an informal, unplanned gathering, such as at a conference) the meeting, including attendees, must be documented by the Sales and Marketing Personnel[3].

Example: If the sole purpose of the meeting is to discuss the terms of the engagement, Analytical Personnel do not attend the meeting. If the sole purpose of the meeting is to discuss MCR's analysis of a transaction or series of transactions, Non-Analytical Personnel do not attend. If the purpose of the meeting is to discuss both analytical and non-analytical (commercial aspects) of the engagement, Covered Personnel excuse themselves from the portion of the discussion from which they are restricted from participating, per the above restrictions.

Example: Issuer contacts MCR and asks to schedule a meeting with Business Development personnel and a rating analyst(s) to discuss a transaction. This is a planned meeting which requires the meeting to be documented.

Example: During a reception at a conference, a Non-Analytical Personnel (Business Development Person) and Analytical Personnel (rating analyst(s)), and a Market Participant run into each other and speak. This is not considered to be a meeting planned in advance and; therefore, it is not required to be documented.

3. Conferences/Symposiums/Speaking Engagements ("Conferences")
   a. Conferences are not "meetings." However, meetings can arise during or as a result of such Conferences. In this case, the principles described for meetings in Section V. 2 apply to such meetings.
   b. In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
      1. Unless fees are waived due to the Analytical MCR pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any third-party hosted receptions).
      2. Analytical Personnel may attend receptions; however, the Analytical Personnel may only attend receptions hosted by issuers or rated entities if such reception is also open to non-hosting attendees other than MCR Covered Personnel.
      3. If Covered Personnel are invited to speak at these engagements, the Covered Personnel must comply with the Media Relations Global Procedure.

VI.   Gifts, Entertainment, and Other Benefits

---

[3] MCR Access Persons shall continue to document in accordance with MCR Recording Joint Meetings Procedure during the Interim Period as defined in the Integration of Analytical Activities Global Procedure.

1. MCR acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for MCR Covered Personnel. As such, MCR prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.

2. MCR does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.

3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of MCR, a Covered Personnel's ability to give or receive gifts (directly or indirect, for example, acting through an entity), entertainment, and other benefits to and from external parties is subject to the following general principles:

    a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by MCR, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.

    b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.

    c. It must not be likely to damage the business or professional reputation of MCR.

    d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.

    e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.

    f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by MCR. In the event personal funds are used, such amount is submitted for reimbursement by MCR in accordance with MCR's expense reimbursement procedures.

    g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 3 are declared to the Regional Compliance Officer who advises on appropriate remedial action, when necessary.

Table 3

Type of Benefit to/from Market Participant	Analytical Personnel	Immediate Family Members of Analytical Personnel	Non-Analytical Personnel
Gifts	a) May not solicit, receive, or accept Gifts from Market Participants. b) May not offer or give Gifts.	May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's relationship to MCR.	May solicit and receive and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or Regional Compliance Officer) via the Compliance Conflicts System.

Business Meals	a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement) b) May offer and pay for a Business Meal for an investor as long as that fact is documented in the expense description.	May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to MCR.	a) May solicit and accept a Business Meal offered by a Market Participant. b) May offer and pay for a Business Meal for a Market Participant. c) Should submit MCR payment for a Business Meal attended jointly with Analytical Personnel.
Business Entertainment	a) May not solicit or attend Business Entertainment provided by Market Participants. b) May not offer or provide Business Entertainment to Market Participants. c) May attend MCR-sponsored Business Entertainment so long as is appropriate for their role.	May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to MCR.	a) May solicit and attend Business Entertainment provided by Market Participants. b) May offer and provide Business Entertainment to Market Participants. c) Should submit MCR payment for Business Entertainment attended jointly with Analytical Personnel.

VII.   Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the Regional Compliance Officer.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature. Email requests and approvals are recorded and maintained by Compliance in exception logs.



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Rule 17g-5(a)(3) Website Procedures

These policies and procedures are designed to act as a guide to what is required by MCR to comply with its obligations under Rule 17g-5(a)(3) promulgated under the Securities Exchange Act of 1934, as amended.

What is required by Rule 17g-5(a)(3)?

Rule 17g-5(a)(3) requires that MCR maintain on a password-protected internet website a list of each Security for which it is currently in the process of determining an initial Credit Rating. This requirement applies to any Credit Rating for a Security or money market instrument issued by an asset pool or as part of any asset-backed Securities transaction that MCR rates, including public Credit Ratings, Private or Confidential Credit Ratings, and investor-paid ratings. The list shall be in chronological order and identify:

1. the type of Security,
2. the name of the issuer,
3. the date the rating process initiated, and
4. the password-protected internet website address where the issuer, sponsor, or underwriter of the Security, where issuer, sponsor, or underwriter thereof has represented that it will post certain information for the purpose of determining an initial Credit Rating on the Security and for performing surveillance on the security.

Who is responsible for posting the transactions to the MCR's 17g-5(a)(3) website?

The deal coordinator for the transaction is responsible for posting the transactions MCR is in the process of rating to the MCR's Rule 17g-5(a)(3) website. The deal coordinator is a person directed by the managing director of the applicable new issuance group to coordinate certain administrative matters for a transaction. When the deal coordinator is unavailable to post the transaction, a member of the compliance department or the managing director of the applicable new issuance group or his or her designee may post it. It is the responsibility of the new issuance group for the applicable transaction to notify the compliance department if its assistance in posting the transaction is required.

When should the information for a transaction be posted to MCR's 17g-5(a)(3) website?

MCR must post the information to the MCR's 17g-5(a)(3) website by the end of the next business day. MCR initiates the rating process for which it has been engaged for preliminary or final ratings. MCR initiates the rating process by either first accessing the arranger website for the transaction, or assignment of analysts or accessing documents provided to us via email.

How is information uploaded to the MCR's Rule 17-g5(a)(3) website?

The information for each transaction is uploaded as follows:

1. The user will log into the MCR's Rule 17-g5(a)(3) website using their MCR's Rule 17-g5(a)(3) website login and password.
2. From the "Admin" tab, the user will select "ADMIN" and then "MANAGE NRSRO"
3. The user will then be prompted to enter his or her personal network user name and password to get into the ratings workflow system.
4. Once the network user name and password is accepted, a list of the currently active transactions will appear.
5. The user will then select "Create New NRSRO" on the right side of the page.
6. The user will then be prompted to enter in the following information related to the applicable transaction:
    a. Deal Name,
    b. Issuer Name,
    c. Web Address (usually, Intralinks.com or Structuredfn.com), and
    d. Security Type (i.e., CMBS, RMBS, etc.).
7. The user will press "Save" and then the transaction should appear on the Manage NRSRO page.

If the user needs to edit the information for a certain transaction, the user must select "Edit" for the applicable and correct the Deal Name, Issuer Name, Web Address, and Security Type fields as necessary. The user must press "Save" to update the changed information.

When should a transaction removed from MCR's Rule 17g-5(a)(3) website?

A transaction should be deleted from MCR's Rule 17g-5(a)(3) website when MCR is no longer currently rating the transaction. Generally, this will be when MCR:

1. Is notified that it has not been selected by the issuer or underwriter to rate the transaction; or
2. Sends its final rating letter to the issuer or underwriter at the close of the transaction for which MCR was selected to rate.

How is a transaction removed from MCR's Rule 17g-5(a)(3) website?

To a remove a transaction from the Rule 17g-5(a)(3) website, the user must:

1. Follow steps 1 thru 4 under, "How is information uploaded to the Rule 17-g(a)(3) website?" above.
2. Then, select "Delete" on the transaction that should be deleted.
3. Then, a prompt will appear stating "You are about to delete this NRSRO from the system. Are you sure that you want to continue?"
4. Press "OK" to delete the transaction.

The same parties who are authorized to post a transaction are responsible for removing the transaction from the Rule 17g-5(a)(3) website.

How do other NRSROs access the website?

From the homepage of MCR's website, www.morningstarcreditratings.com, a user would select the "Regulatory Disclosures" tab on the left-hand side. The user would be prompted to type in a validation key and accept MCR's terms and conditions of use. The validation key prevents scripting of the information on the website.

NRSROs who need access to this page should contact MCR's compliance department by email at CreditCompliance@dbrsmorningstar.com. NRSROs must supply a copy of the certification set forth in Rule 17g-5(e) of the Exchange Act and submitted to the SEC for the current calendar year. The form of the certificate should be as follows:

> The undersigned hereby certifies that it will access the internet web sites described in Rule 17g-5(a)(3) solely for the purpose of determining or monitoring Credit Ratings. Further, the undersigned certifies that it will keep the information it accesses pursuant to Rule 17g-5(a)(3) confidential and treat it as Material Nonpublic Information subject to its written policies and procedures established, maintained, and enforced pursuant to section 15E(g)(1) of the Act and Rule 17g-4. Further, the undersigned certifies that it will determine and maintain Credit Ratings for at least 10% of the issued Securities and money market instruments for which it accesses information pursuant to Rule 17g-5(a)(3)(iii), if it accesses such information for 10 or more issued Securities or money market instruments in the calendar year covered by the certification. Further, the undersigned certifies one of the following as applicable:
>
> 1. In the most recent calendar year during which it accessed information pursuant to Rule 17g-5(a)(3), the undersigned accessed information for [insert number] issued Securities and money market instruments through internet web sites described in Rule 17g-5(a)(3) and determined and maintained Credit Ratings for [insert number] of such Securities and money market instruments; or
>
> 2. The undersigned previously has not accessed information pursuant to Rule 17g-5(a)(3) 10 or more times during the most recently ended calendar year.

In addition to the compliance department's review of the Rule 17g-5(e) certification, the compliance department can verify whether the NRSROs registration is current on the SEC's Office of Credit Ratings, website: http://www.sec.gov/about/offices/ocr.shtml by reviewing the SEC's orders listed under the "Registered NRSROs" section of the website's homepage.

Once the Rule 17g-5(e) certification has been presented, the compliance department shall notify the marketing department that NRSRO access should be granted to the applicable NRSRO. Access should be granted as soon as reasonably practicable. The compliance department may reevaluate an NRSRO's access at any time.

If the NRSROs certification is good for only one calendar year, what happens when the calendar year ends?

Any time after the calendar year ends, the compliance department may deny access to MCR's Rule 17g-5(a)(3) website to any NRSRO who has not provided its current Rule 17g-5(e) certification to MCR's compliance department, until such time the current certification is provided. Nevertheless, the

compliance department may give the NRSROs a short period after the calendar year to make their Rule 17g-5(e) certifications current. However, access to the Rule 17g-5(a)(3) website must be shut off by the fifteenth of January (or if the fifteenth lands on a day where the office is closed, the next business day, thereafter) for any NRSRO who hasn't produced a current Rule 17g-5(e) certification. The compliance department will notify the marketing department to shut off access to the website.

Determining and maintaining for at least 10% of what we access

MCR is required to determine and maintain Credit Ratings for at least 10% of the issued Securities and money market instruments for which it accessed information pursuant to 17 CFR 240.17g-5(a)(3)(iii) in the calendar year prior to the year covered by the certification, if it accessed such information for 10 or more issued Securities or money market instruments.

Withdrawing Unsolicited Credit Ratings

Unsolicited Credit Ratings assigned pursuant to 17 CFR 240.17g-5(a)(3)(iii) may be withdrawn subject to all of the following conditions:

1. Withdrawals must follow the same procedures laid out in the policy General Description of the Credit Rating Process;

2. Withdrawals may cause MCR to maintain Credit Ratings for fewer than 10% of the issued Securities and money market instruments for which it accessed information pursuant to 17 CFR 240.17g-5(a)(3)(iii) during a calendar year, provided that such calendar year is three or more years prior to the current year; and

3. MCR employees may no longer access information pertaining to a specific transaction on a 17g-5 website, for any reason, where a Credit Rating for such transaction has been withdrawn.

Who do I talk to if I have further questions regarding Rule 17g-5(a)(3) or these policies and procedures?

Contact the compliance department regarding any questions you have related to Rule 17g-5(a)(3) or the applicability or interpretation of these policies and procedures.

Key Controls

Control Objective	Control Description	Control Owner(s)	Frequency	Business Units
MCR must post the information to MCR's NRSRO 17g-5 website on the same day MCR initiates the rating process.	Upon receipt of the transaction information form from the business development team, the analytical group head (or his/her designee) will register the transaction on the MCR's NRSRO 17g-5 website. After registration of the transaction, the analytical group head (or designee) will provide documentation showing that the deal name, issuer name, Security type of the specific deal, the date the rating process initiated and the link to password-protected issuer (or sponsor/underwriter) 17g-5 site have been posted to the MCR NRSRO 17g-5 website to analytical team members. Analytical team may then commence the ratings process.	Analytical Group Heads	Each public new rating	All MCR Structured Finance Analytical Groups
A transaction should be deleted from MCR's Rule 17g-5(a)(3) website when MCR is no longer currently rating the transaction.	After analytical group head (or his/her designee) is notified that MCR has not been selected by the issuer or underwriter to rate the transaction; or MCR has received notification of closing or the final rating letter to the issuer or underwriter has been sent at the close of the transaction for which MCR was selected to rate, analytical group head (or his/her designee) will remove the transaction from MCR's NRSRO 17g-5 website and provide confirmation to the analytical team.	Analytical Group Heads	Each public new rating	All MCR Analytical Groups

STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

Effective Date: **June 1, 2020**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

II.   Structuring Prohibition

DBRS Morningstar prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.